10447876

WINDELS MARX LANE & MITTENDORF, LLP

156 WEST 56TH STREET
NEW YORK, N.Y. 10019
TEL: (212) 237-1000
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SWICK, NJ
TON, NJ
RD. CT
BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

02034111

May 14, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

SUPPL

02 MAY 16 AM 10:32

Re: BHP Billiton Plc - File No. 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – BHP Billiton Strategic Framework Briefing Paper – dated 8 April 2002.

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 8 April 2002.

Press Release – BHP Billiton Plc – Notification of interests of directors – dated 17 April 2002.

Press Release – BHP Billiton Production Report for the Quarter Ended 31 March 2002 – dated 26 April 2002.

Press Release – BHP Billiton Plc – BHP Billiton Quarterly Report on Exploration and Development Activities – dated 26 April 2002.

Press Release – BHP Billiton Plc – BHP Billiton Announces Third Quarter Group Turnover – dated 1 May 2002.

Press Release – BHP Billiton Plc – BHP Billiton Announces Senior Management and Corporate Governance Changes – dated 2 May 2002.

Press Release – BHP Billiton Plc – BHP Billiton Announces External Auditors – dated 3 May 2002.

dlw 5/21

BRIEFING PAPER

APRIL 2002

STRATEGIC FRAMEWORK

bhpbilliton

CONTENTS

I STRATEGIC FRAMEWORK

Vision:

BHP Billiton aspires to be one of the world's premier companies.

This will be accomplished by delivering upon our vision to earn superior returns for our shareholders as the world's premier supplier of natural resources and related products and services.

Value Objectives:

Shareholders:

The delivery of superior total shareholder returns through a focus on Net Present Value (NPV) enhancement, sustainable returns above the cost of capital and free cash flow generation. This is associated with a recognition that the Group's ultimate goal must be to be a core holding for global equity investors.

Customers, Employees, Communities and the Environment:

BHP Billiton's success as a global corporation depends, in large part, on how effectively we work with our customers, our employees and the communities in which we operate. Our objective is to be the employer and partner of choice in the resources sector, and to serve our customers better with a broader and more flexible product offering.

We are committed to continued improvement in our Health, Safety, Environment and Community (HSEC) performance towards the aspirational goal of zero harm to people and the environment. Our standards and guidelines reflect leading industry practice and community expectations both local and global.

II STRATEGIC FRAMEWORK AND PERFORMANCE MEASURES

BHP Billiton Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures (How the market can judge progress)
I. Outstanding Assets	**1. Zero Harm** • BHP Billiton is committed to continued improvement in its HSEC performance towards our aspirational goal of zero harm to people and the environment.	**1. Improving HSEC Performance** • Policy goal of zero harm (zero fatalities, zero significant environmental incidents, no transgressions of UN Declaration of Human Rights). • Expenditure of 1% of pre-tax profits (three year rolling average) on community development programmes.
	2. Operating Excellence • 60% of the Group's assets are in the first quartile of costs and 80% are in the lowest half of the cost curve. • Improved unit cost performance. • Improved capital efficiency. • Systematic process to establish, benchmark and transfer best practices across the Group (The BHP Billiton Way).	**2. Cut Operating Costs** • Reduce operating costs for existing businesses by 2% in real terms per annum on average over the next three years (US$500m in FY 2003-05). • Achieve US$270m merger benefits by the end of FY 2003. • Improved EBIT & Free Cash Flow (FCF) (normalised). **3. Return on Capital** • Return on capital – greater than 15% by 2006.
II. Growth From Deep Inventory of Projects	**3. Project Evaluation & Execution** • The Group has a deep inventory of high quality growth projects spread across its main Customer Sector Groups (CSGs). • Investment evaluation and project execution skills will be central to the efficient delivery of this growth potential. • High value growth will be pursued through a combination of brownfield and greenfield projects, as well as appropriate M&A activities.	**4. Evaluate/Implement Projects** • BHP Billiton has US$10 billion of mature identified growth potential in the current portfolio (approximately US$2.5 billion has been committed since the merger to April 2002). • The indicative split of expenditure by CSGs to 2006 is as follows - Aluminium 15% - Base Metals 15% - 20% - Carbon Steel Materials 10% - Energy Coal 10% - Petroleum 35% - 40% - Stainless Steel Mat. & Others 10%

II STRATEGIC FRAMEWORK AND PERFORMANCE MEASURES CONTINUED

BHP Billiton Value Drivers	Strategic Imperatives	Performance Measures
III. Customer-Centric Marketing	**4. Serving Customers Best** • BHP Billiton's marketing approach seeks to combine physical product handling skills with the flexibility and trading skills of a merchant, and the risk management skills of a financial institution. • The combination of these skills will allow additional value creation and growth opportunities through the transformation of products from a purely physical, to an augmented offer.	**5. Preferred supplier status & global marketing and trading**
IV. The Portfolio Effect	**5. Portfolio Management** • Key capital management, risk management and portfolio management decisions are taken at a Group level. The major focus is on enhancing the performance of the existing portfolio of assets, and the management of portfolio risk.	
	6. Funding & Capital Management • BHP Billiton will maintain an approach to funding and capital management to support delivery of its strategic imperatives. This includes maintaining a credit rating that will enable the Group to minimise its cost of debt within the constraints of optimising its gearing ratio and debt maturity profile to reduce its overall cost of capital.	**6. Maintain a credit rating of A or better** • Generate positive cash flow after tax & investment every year. • Maintain EBITDA to interest coverage ratio such that the ratio exceeds eight times over the cycle (gearing band of 35%- 40%). • Cash Flow at Risk to Cash Flow ratio not greater than 25%.
V. The Petroleum Customer Sector Group	**7. Value Adding Growth** • Petroleum provides the ability for BHP Billiton to pursue high quality growth opportunities in the E&P sector, without some of the regulatory and market constraints that may impact upon growth in some metals and mining sectors. • Petroleum, in combination with the Group's other energy positions allows the pursuit of energy marketing and trading opportunities.	**7. Low discovery costs & growth in reserves and production**
VI. Innovation	**8. Creative Thinking** **Commercial Judgement** **Transaction Execution** Pursuit of selective growth opportunities based on accessing external and internal networks related to existing BHP Billiton activities (business development initiatives, BCAP).	**8. Dependent on opportunities**

III BUSINESS MODEL TO SUPPORT STRATEGY

BHP Billiton's business model is designed to support the achievement of superior shareholder returns through the:

- Maximisation of returns and the management of risk at the portfolio level
- Effective deployment of capital to new growth projects and merger and acquisition (M&A) opportunities
- Efficient extraction of value from existing assets
- Facilitation of knowledge sharing and best practices procedures throughout the Group
- Achievement of value through the marketing structure, as well as the identification of new business initiatives through BCAP.

The main features of the BHP Billiton business model are as follows:

1. Customer Sector Group Structure

The Customer Sector Groups or CSGs have been established based on natural customer-oriented groupings of commodities. This is consistent with our approach of orienting our business from the customer to the mines rather than simply on the extraction and delivery of product.

Each of the CSGs is a substantial business in its own right, a number are leaders in their field. The CSGs have significant autonomy to optimise their businesses with clear accountabilities, based on their own strategic plan, around EBIT performance and shareholder value add.

The CSGs operate with their own Board comprising the CSG President and two Executive Committee members drawn from other CSG or functional areas. The marketing personnel from within the CSGs are located in one of the twin marketing hubs – in The Hague and Singapore – and have a direct reporting line to their CSG President as well as the Chief Marketing Officer.

2 Portfolio Model

The purpose of the portfolio model is two-fold:

- To define the risk/reward frontier to support investment and capital allocation decisions, and
- To enable the organisation to manage both the portfolio of assets and the portfolio of risks

The portfolio model rests fundamentally on a robust capital management system applying techniques, such as Cash Flow at Risk, and Value at Risk, as well as the centralisation of key capital management, risk management, business and economic evaluation methodologies.

The ability to utilise the portfolio's characteristics provides the capability to deliver value beyond that provided by the aggregation of business strategies at the CSG level. These include:

- The inherent increased stability of cash flows of the portfolio
- The ability for investments to be made through business cycles
- The ability to provide more customer focused solutions
- Critical mass in capital markets

3. Marketing Structure

The marketing approach entails the adoption of a coordinated marketing function based around twin hubs in The Hague and Singapore, designed to augment and extend the product offering to customers and enhance value from a customer-orientated approach to the delivery of product, as well as sell more goods than the Group produces.

This customer-centric marketing approach is underpinned by a number of pillars, including:

- Operations standardisation (common SAP centred marketing execution and risk management systems)
- Integrated supply chain planning (providing the ability to offer a fully integrated capability to customers for their raw material needs)
- Trading, merchanting and aggregation (enhancing product offering to customers, enabling geographical arbitrage)
- Market consolidation (moving from a mine by mine marketing basis to the centralised offering of full commodity output)
- Market transformation (energy market offering; substitution of one form of energy exposure for another within the portfolio)

4. Common Business Processes (The BHP Billiton Way)

The adoption of common business processes and practices (termed The BHP Billiton Way) to deliver operational improvements through the rigorous application of the same proven improvement process across the Group.

Benefits to derive from:

- Knowledge sharing and alignment
- The evolution to a global corporate culture within BHP Billiton
- Cost reduction
- Production/yield increases
- Capital elimination/deferral
- Enhanced health, safety, environmental and community performance
- Faster and more efficient project implementation

IV CAPITAL MANAGEMENT DISCIPLINES

Capital Management Disciplines

(including Financial Risk Management Model)

- Authorisation levels

Asset Leaders, Selected VP	Up to US$5 million
Business CEO/ President CSG	US$5–US$50 million
Executive Committee	US$50–US$100 million
BHP Billiton Board	Above US$100 million

- The Investment Review Committee (IRC) is responsible for the risk analysis and evaluation and advice to the Executive Committee and the Board on all investment decisions above US$100 million, including capital (growth and sustaining), mergers, acquisition, divestments, non-capital (exploration, technology, expense investing), venture capital and BCAP investments etc.
- The IRC will endorse projects to the Executive Committee.
- CSGs are responsible for identifying growth opportunities and taking investment proposals through the tollgating process.
- Investment evaluation is based on:
  - Base high and low case returns
  - Probability distribution of project returns
  - Impact on Group financial statements
  - Impact on the Group portfolio
- The investment process has five phases:
  - concept
  - pre-feasibility
  - feasibility and approval
  - execution, and
  - operation
- Independent Peer Reviews (IPR) – for each investment an IPR Leader is appointed. The IPR Leader is selected by a sub-committee of the IRC.
- IPR Team investigates the investment proposal to determine if it is robust based on:
  - appropriate quality control processes
  - generally accepted best practices
  - sound assumptions
  - solid criteria and
  - high integrity in information output
- During the feasibility phase the IPR focuses on:
  - the strategic fit of the proposal
  - portfolio risk/group impact
  - value drivers
  - detailed economics
  - project team capabilities
  - key risks, including HSEC risks and opportunities
  - technology, and
  - execution plans
- Project Development Services assists the IRC in relation to:
  - endorsement of the selection of the project manager and key reports
  - management of an independent review process during execution phase
  - management of the project's close-out review process

Financial Risk Management

- BHP Billiton has undertaken a comprehensive review of its strategy in relation to market price risks (including commodity prices, foreign exchange, interest rates and freight). This has quantitatively demonstrated the benefits of the diversified portfolio in terms of cash flow at risk (CFAR).
- The diversification effects within the combined portfolio materially reduce market risks (cash flow at risk to cash flow pre merger was: BHP – 25%, Billiton 26%. Post merger, the CFAR to cash flow ratio was assessed at 19%.).
- The diversification benefit is complemented by the strength and flexibility provided by the Group's world class, low cost assets and the options inherent within its project pipeline.
- This provides a natural hedge against adverse market price movements and reinforces the self insurance approach.
- Oil, aluminium, copper, coal and currency exposures dominate in the portfolio.
- BHP Billiton's portfolio is also diversified in terms of country risk – over 90% of EBITDA generation is in investment grade sovereign risk jurisdictions.

bhpbilliton.com

PRODUCED BY BHP BILLITON INVESTOR RELATIONS AND COMMUNICATIONS

UNITED KINGDOM

Mark Lidiard, Vice President Investor Relations
Tel: + 44 20 7747 3956
EMAIL: Mark.T.Lidiard@bhpbilliton.com

AUSTRALIA

Dr Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: + 61 419 587 456
EMAIL: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: + 61 3 9609 4157 Mobile: + 61 3 419 546 245
EMAIL: Mandy.J.Frostick@bhpbilliton.com

UNITED STATES

Francis McAllister, Investor Relations
Tel: + 1 713 961 8625 Mobile: + 1 713 480 3699
EMAIL: Francis.R.McAllister@bhpbilliton.com

SOUTH AFRICA

Michael Campbell, Investor & Media Relations
Tel: + 27 11 376 3360 Mobile: + 27 82 458 2587
EMAIL: Michael.J.Campbell@bhpbilliton.com

02 MAY 16 AM 10: 34

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 8 April 2002

AVS No:

For Release: 7.00 a.m., 9 April 2002

Contact: Mary Taylor on 020 7747 3854

Notification of interests of directors

BHP Billiton announces that on 5 April 2002, Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 4,479 ordinary shares in BHP Billiton Plc to a non-relevant participant of the Company's Restricted Share Scheme and Co-Investment Plan and sold 1,051 ordinary shares on the same day. BHP Billiton was notified of the transactions on 8 April 2002.

Neither of the aforementioned transactions were made on behalf of any director of BHP Billiton or Relevant Employee subject to the Company's Securities Dealing Code.

Following the above transactions Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 316,953 shares as potential beneficiaries of the Trust.

Ends

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 17 April 2002

AVS No:

For Release: 7.00 a.m., 18 April 2002

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton announces that on 16 April 2002, Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 17,944 ordinary shares and sold a further 3,956 ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton was notified of the transaction on 17 April 2002.

Both transactions were made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above sale Messrs P M Anderson, B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 295,053 shares as potential beneficiaries of the Trust.

Ends

02 MAY 16 AM 10:34

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 8 April 2002

Number 20/02

BHP BILLITON STRATEGIC FRAMEWORK
BRIEFING PAPER

BHP Billiton CEO and Managing Director Paul Anderson and Deputy CEO Brian Gilbertson will today present an overview of the Group's Strategic Framework at an Australian Securities Institute luncheon in Sydney, Australia.

Attached is a copy of the Briefing Paper that will be distributed at the luncheon. Additionally, a copy of the PowerPoint slide presentation from the briefing will be available on the BHP Billiton website (www.bhpbilliton.com/investor) at about 1.00pm today (Australian Eastern Standard Time).

The BHP Billiton Strategic Framework briefing will be repeated in London on Wednesday 10 April 2002.

****

Further BHP Billiton information can be found on our Internet site: http://www.bhpbilliton.com

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Michael Buzzard, Media Relations
Tel: +61 3 9609 3709 Mobile: +61 417 914 103
email: Michael.Buzzard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

DO/cl
Enclosures

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 26 April 2002

Number 22/02

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 MARCH 2002

BHP Billiton today released its production report for the quarter ended 31 March, 2002. The results demonstrate a solid operational performance in the face of extremely difficult market conditions.

Production of most major commodities was in line with both the corresponding period last year and the December 2001 quarter. Energy coal sales volumes were impacted by the weakening of European markets after an unseasonably warm winter and an influx of non-traditional European supply sources. Lower US domestic sales due to reduced customer demand also negatively impacted energy coal volumes.

- **Aluminium** production was in line with the March 2001 quarter and six per cent higher than the December 2001 quarter. Increased production for the March 2002 quarter was largely due to the lifting of power usage restrictions in Brazil and higher production at the Hillside aluminium smelter in South Africa following a power outage in September 2001.
- **Alumina** production was 15 per cent higher than the March 2001 quarter and in line with the December 2001 period. The higher year on year production mainly reflects the increased ownership (30 per cent to 86 per cent) of the Worsley Alumina refinery (Australia), effective January 2001.
- **Copper** production was eight per cent lower than the March 2001 quarter and 15 per cent lower than the December 2001 quarter. Decreased production over both periods reflects the decision to temporarily reduce production at Escondida (Chile) and Tintaya (Peru), following the deterioration of global copper markets. This was offset in part by the commencement of commercial production at Antamina (Peru) in October 2001.
- **Iron Ore** production was eight per cent higher than the March 2001 quarter and five per cent lower than the December 2001 period. Lower iron ore shipments were recorded between the December 2001 and March 2002 periods due mainly to lower demand from Asian markets as a result of seasonal factors. West Australian iron ore production was 11 per cent higher than the March 2001 period due to increased tonnages from Mt Newman.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

- **Metallurgical Coal** production was five per cent lower than the corresponding period last year and 10 per cent higher than the December 2001 quarter. Decreased year on year production reflects the equalisation of Queensland (Australia) coal interests with Mitsubishi to form the BHP Billiton Mitsubishi Alliance in June 2001. Excluding this impact, Queensland coal production and shipments increased during both periods due to the benefits of the Blackwater integration and the negative impact of industrial disputes in the March quarter last year.

- **Boodarie Iron** production was suspended on 12 March, 2002 following a tube failure in a gas re-heating furnace. All four trains were shut down pending an investigation into the failure.

  As a result of the failure and subsequent suspension of production, BHP Billiton declared 'force majeure' at Boodarie Iron on 26 March 2002. Safety of personnel is the paramount consideration at all BHP Billiton operations and production will not resume until the detailed investigation and necessary rectification work is completed.

  BHP Billiton is working with customers, suppliers and contractors to minimise disruptions and will provide further information when it becomes available.

- **Nickel** production was six per cent higher than the March 2001 quarter and in line with the December 2001 period. Higher production and sales were recorded at Cerro Matoso (Colombia) over both periods following the continued ramp-up of operations. Production and sales at Yabulu were in line with both the March 2001 quarter and the December 2001 quarter.

- **Energy Coal** production was 16 per cent lower than the March 2001 quarter and seven per cent lower than the December 2001 quarter. As advised at the beginning of this report the lower export production figures reflect reduced customer demand. In addition, the lower production is due to the divestment of the Matla and Glisa mines (South Africa) in the June 2001 quarter, the accelerated closure of operations at Rietspruit (South Africa) in November 2001 and the divestment of BHP Billiton's 80 per cent interest in the PT Arutmin energy coal assets (Indonesia) to PT Bumi Resources in October 2001.

  In response to the recent softening of global energy coal markets, BHP Billiton's wholly owned subsidiary, Ingwe Coal, will further revise production plans resulting in a short-term reduction in energy coal available for the export market. At this stage, Ingwe will not replace the four million tons per annum of export coal shut–in following the accelerated closure of the Rietspruit mine (BHP Billiton 50 per cent). In addition, Ingwe will accelerate closure of the Blinkpan Shaft at the Koornfontein Mine (South Africa) and will further reduce export production by approximately 800,000 tonnes over the next three months through various adjustments to operating plans at the Optimum, Middelburg and Douglas mines in South Africa.

- **Oil and Condensate** production was in line with both the March 2001 quarter and the December 2001 quarter. Natural field decline at Griffin (Australia) was offset by higher production in the March 2002 quarter following the completion of repairs to the Scindian 3 flowline (full production resumed in January 2002) and the Griffin-9 infill program.

Natural field decline at Bass Strait (Australia) was offset in part by the ongoing success of the West Tuna infill program. Lower production was recorded at Laminaria (Australia) during the March 2002 quarter, while the start of operations at Typhoon (USA) in July 2001 had a positive impact on the year on year production figures.

- **Natural Gas** production was in line with the March 2001 quarter and 13 per cent lower than the December 2001 quarter. Lower year on year Bass Strait (Australia) production was mainly due to the cooler south east Australian summer, resulting in less gas being used to supplement electricity generation. In addition, lower volumes from the Liverpool Bay, Bruce and Keith fields (UK) during the March 2002 quarter were largely due to the end of the northern winter. This was partially offset by the commencement of gas production at the Zamzama field (Pakistan) in March 2001 and Typhoon (USA) in July 2001.
- **Raw Steel** production was in line with both the March 2001 quarter and the December 2001 period. Steel despatches from flat and coated operations were eight per cent above the March 2001 quarter and Australian domestic despatches were almost six per cent above the same quarter. In addition, Australian export despatches were up almost 20 per cent on the March 2001 period. This was in part offset by lower production at New Zealand steel due to planned maintenance and lower despatches from overseas plants.
- **Ekati™ Diamond** production was 149 per cent higher than the March quarter last year and in line with the December 2001 quarter following the acquisition of Dia Met Minerals Ltd, effective 1 July 2001. Slightly higher production was recorded for the March 2002 quarter following the commencement of production from the Misery pipe in December 2001. As advised previously, the Misery pipe will provide a small but consistent proportion of the Ekati™ mine's total output.
- **Titanium Minerals** Lower sales volumes were recorded at Richards Bay Minerals due to softer global markets. (Note: Due to confidentiality agreements with joint venture partners, production figures for Richards Bay Minerals are not contained in this report.)

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			9 MONTHS ENDED		% CHANGE		
		MARCH 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001	MAR Q02 vs MAR Q01	MAR Q02 vs DEC Q01	YTD 02 vs YTD 01
ALUMINIUM									
Alumina	('000 tonnes)	868	965	**996**	**2,925**	1,940	15%	3%	51%
Aluminium	('000 tonnes)	250	235	**250**	**729**	734	0%	6%	-1%
BASE METALS									
Copper	('000 tonnes)	204.9	221.3	**187.6**	**611.0**	584.8	-8%	-15%	4%
Lead	(tonnes)	46,548	53,212	**64,065**	**171,309**	150,596	38%	20%	14%
Zinc	(tonnes)	29,755	46,719	**46,493**	**122,614**	90,776	56%	0%	35%
Gold	(ounces)	56,147	74,162	**67,056**	**210,900**	149,703	19%	-10%	41%
Silver	('000 ounces)	6,824	9,209	**11,073**	**28,464**	22,959	62%	20%	24%
Molybdenum	(tonnes)	123	153	**121**	**426**	260	-2%	-21%	64%
CARBON STEEL MATERIALS									
Iron ore	('000 tonnes)	15,274	17,283	**16,464**	**50,827**	48,784	8%	-5%	4%
Metallurgical coal	('000 tonnes)	9,498	8,149	**8,989**	**26,173**	26,339	-5%	10%	-1%
Manganese ores	('000 tonnes)	917	888	**891**	**2,751**	2,838	-3%	0%	-3%
Manganese alloys	('000 tonnes)	160	165	**166**	**450**	508	4%	1%	-11%
Hot briquetted iron	('000 tonnes)	177	384	**277**	**1,047**	573	57%	-28%	83%
STAINLESS STEEL MATERIALS									
Nickel	('000 tonnes)	16.8	17.5	**17.8**	**51.2**	44.0	6%	2%	16%
Chrome ores	('000 tonnes)	674	609	**549**	**1,787**	2,493	-18%	-10%	-28%
Ferrochrome	('000 tonnes)	192	206	**201**	**614**	714	5%	-2%	-14%
ENERGY COAL	('000 tonnes)	23,010	20,623	**19,236**	**62,264**	69,673	-16%	-7%	-11%
PETROLEUM									
Crude oil and condensate	('000 bbl)	19,911	19,747	**19,644**	**58,883**	60,731	-1%	-1%	-3%
Natural gas	(bcf)	67.61	76.23	**66.31**	**213.77**	190.19	-2%	-13%	12%
LPG	('000 tonnes)	170.62	173.01	**161.20**	**516.92**	498.22	-6%	-7%	4%
Ethane	('000 tonnes)	15.69	18.59	**18.87**	**61.51**	48.86	20%	2%	26%
BHP STEEL									
Raw steel	('000 tonnes)	1,277	1,262	**1,251**	**3,895**	4,104	-2%	-1%	-5%
Marketable steel products	('000 tonnes)	1,345	1,169	**1,396**	**3,942**	4,038	4%	19%	-2%
EXPLOR'N, TECH & NEW BUS									
Diamonds	('000 carats)	375	928	**932**	**2,627**	1,002	149%	0%	162%

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	9 MONTHS ENDED **MARCH 2002**	MARCH 2001
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley (a)	86%	541	674	662	671	**677**	**2,010**	958
Suriname	45%	213	211	219	209	**208**	**636**	641
Alumar	36%	114	113	83	85	**111**	**279**	341
Total		868	998	964	965	**996**	**2,925**	1,940
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	122	123	125	117	**127**	**369**	375
Bayside	100%	44	43	44	45	**43**	**132**	135
Alumar	46.3%	42	43	35	32	**39**	**106**	129
Valesul	45.5%	11	9	8	9	**9**	**26**	34
Mozal (b)	47%	31	32	32	32	**31**	**95**	61
Total		250	250	244	235	**250**	**729**	734
BASE METALS (c)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida (d)	57.5%	98.3	89.1	89.3	80.1	**75.3**	**244.7**	313.6
Tintaya (d)	100%	18.4	20.1	20.9	22.9	**0.8**	**44.7**	64.9
Antamina (f)	33.8%	-	-	-	26.2	**25.1**	**51.4**	-
Alumbrera (e)	25%	10.8	11.9	11.6	12.0	**12.3**	**35.9**	20.7
Highland Valley (e)	33.6%	14.8	14.1	16.1	16.0	**14.2**	**46.3**	30.9
Selbaie	100%	3.3	2.9	2.5	2.7	**2.5**	**7.6**	9.9
Total		145.5	138.1	140.4	159.9	**130.3**	**430.6**	439.9
Cathode ('000 tonnes)								
Escondida (d)	57.5%	21.0	22.0	21.9	21.9	**21.2**	**65.0**	61.4
Cerro Colorado (e)	100%	32.0	33.8	34.0	33.8	**31.3**	**99.2**	62.9
San Manuel	100%	2.5	2.3	2.3	2.2	**1.8**	**6.3**	7.9
Pinto Valley	100%	3.9	3.8	3.4	3.4	**3.1**	**9.9**	12.6
Total		59.4	62.0	61.6	61.4	**57.4**	**180.4**	144.9
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	45,228	54,271	52,879	51,914	**63,172**	**167,965**	146,059
Pering	100%	1,320	1,486	1,153	1,298	**893**	**3,344**	4,537
Total		46,548	55,757	54,032	53,212	**64,065**	**171,309**	150,596
ZINC								
Payable metal in concentate (tonnes)								
Cannington	100%	15,877	17,176	14,058	17,285	**15,002**	**46,346**	47,019
Antamina (f)	33.8%	-	-	-	16,010	**18,826**	**34,836**	-
Selbaie	100%	8,868	7,969	9,456	8,106	**8,495**	**26,058**	28,245
Pering	100%	5,010	5,397	5,888	5,318	**4,169**	**15,375**	15,512
Total		29,755	30,542	29,402	46,719	**46,493**	**122,614**	90,776

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	9 MONTHS ENDED **MARCH 2002**	MARCH 2001
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida (d)	57.5%	10,582	10,302	10,641	12,166	**11,837**	**34,645**	39,295
Tintaya (d)	100%	5,146	7,693	10,249	11,500	**503**	**22,252**	16,731
Alumbrera (e)	25%	31,947	42,205	42,584	45,567	**49,064**	**137,215**	63,960
Selbaie	100%	8,472	8,198	6,207	4,929	**5,651**	**16,788**	29,717
Total		56,147	68,397	69,682	74,162	**67,056**	**210,900**	149,703
SILVER								
Payable metal in concentrate ('000 ounces)								
Cannington	100%	6,462	7,806	7,804	7,915	**9,980**	**25,699**	21,682
Antamina (f)	33.8%	-	-	-	617	**590**	**1,207**	-
Selbaie	100%	362	259	379	676	**504**	**1,558**	1,278
Total		6,824	8,065	8,183	9,209	**11,073**	**28,464**	22,959
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Highland Valley (e)	33.6%	123	125	152	153	**121**	**426**	260
CARBON STEEL MATERIALS								
IRON ORE								
Production ('000 tonnes)								
Mt Newman Joint Venture	85%	4,591	5,239	5,973	6,423	**5,565**	**17,961**	15,711
Goldsworthy Joint Venture	85%	1,453	1,788	1,656	1,667	**1,434**	**4,757**	4,813
Yandi Joint Venture	85%	6,354	6,882	7,046	6,933	**6,614**	**20,593**	19,274
Jimblebar	100%	991	1,272	1,182	1,332	**1,211**	**3,725**	3,371
Samarco	50%	1,885	1,893	1,223	928	**1,640**	**3,791**	5,615
Total		15,274	17,074	17,080	17,283	**16,464**	**50,827**	48,784
METALLURGICAL COAL (g)								
Production ('000 tonnes)								
CQCA Joint Venture (h)	50%	3,519	4,064	4,002	3,908	**5,156**	**13,066**	11,274
South Blackwater (i)	50%	-	-	670	524	**-**	**1,194**	-
Gregory Joint Venture (h)	50%	845	960	486	408	**861**	**1,755**	2,666
BHP Mitsui Coal (j)	80%	1,678	1,802	1,823	1,467	**1,707**	**4,997**	4,617
QCT Resources (k)	50%	1,837	2,087	-	-	**-**	**-**	3,097
Illawarra	100%	1,619	1,889	2,055	1,841	**1,265**	**5,161**	4,685
Total		9,498	10,802	9,035	8,149	**8,989**	**26,173**	26,339
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (l)	60%	538	490	467	501	**424**	**1,392**	1,672
Australia (l)	60%	379	446	505	387	**467**	**1,359**	1,166
Total		917	936	973	888	**891**	**2,751**	2,838

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	9 MONTHS ENDED **MARCH 2002**	MARCH 2001
CARBON STEEL MATERIALS (cont'd)								
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (l)	60%	96	85	69	101	**115**	**285**	313
Australia (l)	60%	64	51	50	63	**51**	**164**	195
Total		160	136	119	165	**166**	**450**	508
HOT BRIQUETTED IRON								
Production ('000 tonnes)								
Boodarie™ Iron	100%	177	276	386	384	**277**	**1,047**	573
STAINLESS STEEL MATERIALS								
NICKEL								
Production ('000 tonnes)								
CMSA	99.8%	9.4	9.1	9.6	10.4	**10.5**	**30.5**	22.7
Yabulu	100%	7.4	7.7	6.3	7.1	**7.3**	**20.7**	21.3
Total		16.8	16.8	15.9	17.5	**17.8**	**51.2**	44.0
CHROME ORES								
Saleable production ('000 tonnes)								
South Africa (l)	60%	674	665	629	609	**549**	**1,787**	2,493
FERROCHROME								
Saleable production ('000 tonnes)								
South Africa (l)	60%	192	194	207	206	**201**	**614**	714
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	14,379	14,571	14,538	13,724	**13,633**	**41,895**	46,751
USA	100%	3,993	3,890	3,106	3,170	**3,266**	**9,542**	11,035
Australia	100%	1,512	1,329	1,173	863	**1,129**	**3,165**	3,974
Indonesia (m)	80%	2,035	2,291	2,450	1,778	**186**	**4,414**	6,135
Colombia (n)	33%	1,091	1,053	1,138	1,088	**1,022**	**3,248**	1,778
Total		23,010	23,134	22,405	20,623	**19,236**	**62,264**	69,673
PETROLEUM								
Production								
Crude oil & condensate	(000 bbl)	19,911	18,378	19,492	19,747	**19,644**	**58,883**	60,731
Natural gas	(bcf)	67.61	71.64	71.24	76.23	**66.31**	**213.77**	190.19
LPG	('000 tonnes)	170.62	175.60	182.71	173.01	**161.20**	**516.92**	498.22
Ethane	('000 tonnes)	15.69	18.53	24.05	18.59	**18.87**	**61.51**	48.86
BHP STEEL								
Production ('000 tonnes)								
Raw steel	100%	1,277	1,328	1,382	1,262	**1,251**	**3,895**	4,104
Marketable steel products	100%	1,345	1,469	1,377	1,169	**1,396**	**3,942**	4,038

Refer footnotes on page 5.

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	9 MONTHS ENDED **MARCH 2002**	MARCH 2001
EXPLORATION, TECH & NEW BUSINESS								
DIAMONDS								
Production ('000 carats)								
Ekati™ (o)	80%	375	427	767	928	**932**	**2,627**	1,002

(a) Interest in Worsley increased from 30% to 86% effective January 2001.
(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.
(c) Metal production is reported on the basis of payable metal.
(d) Production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions.
(e) Included from 1 October 2000, the effective date of the acquisition of Rio Algom.
(f) Antamina commenced commercial production in October 2001.
(g) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(i) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective January 2002, South Blackwater production is reported in CQCA Joint Venture.
(j) Shown on 100% basis before 20% outside equity interest.
(k) Production reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.
(l) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(m) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production. BHP Billiton sold its interest in the Senakin and Satui mines effective 30 November 2001.
(n) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.
(o) Interest in Ekati™ increased from 51% to 80% effective July 2001.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					9 MONTHS ENDED	
	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001

ALUMINIUM

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
ALUMINA							
Production							
Worsley, Australia (a)	541	674	662	671	**677**	**2,010**	958
Paranam, Suriname	213	211	219	209	**208**	**636**	641
Alumar, Brazil	114	113	83	85	**111**	**279**	341
Total	868	998	964	965	**996**	**2,925**	1,940
Sales							
Worsley, Australia (a)	388	725	692	638	**656**	**1,987**	778
Paranam, Suriname	224	186	224	221	**205**	**650**	632
Alumar, Brazil	120	116	79	88	**101**	**268**	346
Total	732	1,027	995	947	**962**	**2,904**	1,756

(a) Interest in Worsley increased from 30% to 86% effective January 2001.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
ALUMINIUM							
Production							
Hillside, South Africa	122	123	125	117	**127**	**369**	375
Bayside, South Africa	44	43	44	45	**43**	**132**	135
Alumar, Brazil	42	43	35	32	**39**	**106**	129
Valesul, Brazil	11	9	8	9	**9**	**26**	34
Mozal, Mozambique (b)	31	32	32	32	**31**	**95**	61
Total	250	250	244	235	**250**	**729**	734
Sales							
Hillside, South Africa	121	124	123	117	**128**	**368**	374
Bayside, South Africa	42	50	43	43	**42**	**128**	129
Alumar, Brazil	41	45	34	33	**38**	**105**	126
Valesul, Brazil	7	12	8	8	**10**	**25**	29
Mozal, Mozambique (b)	32	33	32	32	**31**	**95**	57
Total	243	264	240	233	**249**	**721**	715

(b) Mozal produced its first metal in June 2000 and achieved full commissioning of its 253,000 tpa capacity in December 2000.

PRODUCTION AND SHIPMENT REPORT

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		QUARTER ENDED					9 MONTHS ENDED	
		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Escondida, Chile (a)								
Material mined (100%)	('000 tonnes)	74,691	77,115	85,344	84,821	**80,401**	**250,565**	227,685
Sulphide ore milled (100%)	('000 tonnes)	11,128	10,650	11,205	10,060	**10,452**	**31,717**	35,021
Average copper grade	(%)	1.95%	1.82%	1.75%	1.72%	**1.53%**	**1.67%**	1.91%
Production ex Mill (100%)	('000 tonnes)	176.4	159.5	162.0	144.4	**134.9**	**441.2**	566.3
Production								
Payable copper	('000 tonnes)	98.3	89.1	89.3	80.1	**75.3**	**244.7**	313.6
Payable gold concentrate	(fine ounces)	10,582	10,302	10,641	12,166	**11,837**	**34,645**	39,295
Copper cathode (SXEW)	('000 tonnes)	21.0	22.0	21.9	21.9	**21.2**	**65.0**	61.4
Sales								
Payable copper	('000 tonnes)	109.5	88.3	83.8	87.0	**77.0**	**247.7**	312.1
Payable gold concentrate	(fine ounces)	11,692	9,780	8,729	12,386	**10,806**	**31,921**	39,244
Copper cathode (SXEW)	('000 tonnes)	21.8	23.1	22.9	18.0	**24.6**	**65.4**	63.7

(a) Sulphide production at Escondida was temporarily reduced in November 2001 due to weak market conditions.

		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Tintaya, Peru (a)								
Material mined	('000 tonnes)	14,566	16,447	17,600	14,115	**396**	**32,111**	47,683
Ore milled	('000 tonnes)	1,429	1,508	1,640	1,569	**71**	**3,280**	4,793
Average copper grade	(%)	1.47%	1.56%	1.58%	1.72%	**1.64%**	**1.65%**	1.53%
Production								
Payable copper	('000 tonnes)	18.4	20.1	20.9	22.9	**0.8**	**44.7**	64.9
Payable gold concentrate	(fine ounces)	5,146	7,693	10,249	11,500	**503**	**22,252**	16,731
Sales								
Payable copper	('000 tonnes)	12.1	32.0	19.2	17.8	**8.8**	**45.8**	54.3
Payable gold concentrate	(fine ounces)	3,125	10,350	9,745	9,546	**5,452**	**24,743**	16,068

(a) Production at Tintaya was temporarily reduced in January 2002 due to weak market conditions.

		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Cerro Colorado, Chile (a)								
Material mined	('000 tonnes)	13,342	14,177	13,595	16,677	**15,348**	**45,620**	28,299
Ore milled	('000 tonnes)	3,479	3,546	3,517	3,894	**3,698**	**11,109**	6,743
Average copper grade	(%)	1.09%	1.09%	1.08%	1.13%	**1.03%**	**1.08%**	1.09%
Production								
Copper cathode	('000 tonnes)	32.0	33.8	34.0	33.8	**31.3**	**99.2**	62.9
Sales								
Copper cathode	('000 tonnes)	32.8	33.6	34.0	31.7	**33.2**	**98.9**	63.1

(a) Cerro Colorado (BHP Billiton 100%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

PRODUCTION AND SHIPMENT REPORT

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		QUARTER ENDED					9 MONTHS ENDED	
		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Antamina, Peru (a)								
Material mined (100%)	('000 tonnes)				19,970	**20,548**	**40,518**	
Ore milled (100%)	('000 tonnes)				6,318	**6,309**	**12,627**	
Average head grades								
- Copper	(%)				1.41%	**1.30%**	**1.36%**	
- Zinc	(%)				1.34%	**1.44%**	**1.39%**	
Production								
Payable copper	('000 tonnes)				26.2	**25.1**	**51.4**	
Payable zinc	(tonnes)				16,010	**18,826**	**34,836**	
Payable silver	('000 ounces)				617	**590**	**1,207**	
Sales								
Payable copper	('000 tonnes)				28.7	**28.8**	**57.5**	
Payable zinc	(tonnes)				8,983	**23,031**	**32,014**	
Payable silver	('000 ounces)				596	**602**	**1,198**	

(a) BHP Billiton acquired its 33.8% interest in Antamina in October 2000 as part of the acquisition of Rio Algom. Commercial production commenced on 1 October 2001.

		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**9 MONTHS MARCH 2002**	9 MONTHS MARCH 2001
Alumbrera, Argentina (a)								
Material mined (100%)	('000 tonnes)	25,829	27,182	29,545	28,635	**25,430**	**83,610**	53,652
Ore milled (100%)	('000 tonnes)	7,041	7,445	7,516	7,142	**7,146**	**21,804**	14,138
Average head grades								
- Copper	(%)	0.71%	0.74%	0.70%	0.74%	**0.76%**	**0.73%**	0.67%
- Gold	(g/t)	0.8	1.0	1.0	1.1	**1.1**	**1.0**	0.8
Production								
Payable copper	('000 tonnes)	10.8	11.9	11.6	12.0	**12.3**	**35.9**	20.7
Payable gold	(fine ounces)	30,579	39,922	40,370	42,978	**45,421**	**128,768**	60,673
Payable gold - dore	(fine ounces)	1,368	2,283	2,214	2,589	**3,644**	**8,447**	3,287
Sales								
Payable copper	('000 tonnes)	9.5	14.2	9.8	13.1	**12.7**	**35.6**	17.8
Payable gold	(fine ounces)	27,635	45,999	34,461	48,223	**47,261**	**129,946**	54,455
Payable gold - dore	(fine ounces)	1,934	2,138	2,009	1,829	**3,709**	**7,547**	3,840

(a) Alumbrera (BHP Billiton 25%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**9 MONTHS MARCH 2002**	9 MONTHS MARCH 2001
Highland Valley, Canada (a)								
Material mined (100%)	('000 tonnes)	19,104	18,988	19,911	20,883	**18,322**	**59,116**	40,307
Ore milled (100%)	('000 tonnes)	11,784	11,355	12,841	12,912	**11,778**	**37,531**	24,939
Average copper grade	(%)	0.43%	0.43%	0.43%	0.42%	**0.42%**	**0.42%**	0.42%
Production								
Payable copper	('000 tonnes)	14.8	14.1	16.1	16.0	**14.2**	**46.3**	30.9
Payable Molybdenum	('000 tonnes)	0.12	0.12	0.15	0.15	**0.12**	**0.43**	0.26
Sales								
Payable copper	('000 tonnes)	10.7	11.6	23.2	18.8	**11.6**	**53.5**	21.2
Payable Molybdenum	('000 tonnes)	0.18	0.14	0.14	0.10	**0.17**	**0.41**	0.38

(a) Highland Valley (BHP Billiton 33.6%) included from 1 October 2000, the effective date of the acquisition of Rio Algom.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					9 MONTHS ENDED	
		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Cannington, Australia								
Material mined	('000 tonnes)	464	507	543	555	**569**	**1,667**	1,354
Ore milled	('000 tonnes)	422	490	496	538	**567**	**1,601**	1,290
Average head grades								
- Silver	(g/t)	539	577	598	567	**619**	**595**	607
- Lead	(%)	12.7%	13.2%	13.2%	12.1%	**12.7%**	**12.7%**	13.3%
- Zinc	(%)	5.5%	5.5%	4.8%	5.3%	**4.6%**	**4.9%**	5.3%
Production								
Payable silver	('000 ounces)	6,462	7,806	7,804	7,915	**9,980**	**25,699**	21,682
Payable lead	(tonnes)	45,228	54,271	52,879	51,914	**63,172**	**167,965**	146,059
Payable zinc	(tonnes)	15,877	17,176	14,058	17,285	**15,002**	**46,346**	47,019
Sales								
Payable silver	('000 ounces)	8,107	8,681	7,231	8,045	**9,383**	**24,659**	21,678
Payable lead	(tonnes)	55,949	61,243	49,423	52,577	**59,712**	**161,712**	145,064
Payable zinc	(tonnes)	20,588	17,496	13,220	17,850	**19,105**	**50,175**	45,531
Selbaie, Canada								
Ore milled	('000 tonnes)	902	896	1,006	1,029	**1,012**	**3,047**	2,162
Average head grades								
- Zinc	(%)	1.57%	1.42%	1.50%	1.29%	**1.32%**	**1.37%**	1.56%
- Copper	(%)	0.46%	0.42%	0.34%	0.34%	**0.33%**	**0.34%**	0.45%
- Gold	(g/t)	0.40	0.42	0.34	0.24	**0.26**	**0.28**	0.43
- Silver	(g/t)	25.22	18.12	25.02	37.23	**29.10**	**30.50**	26.49
Production								
Payable zinc	(tonnes)	8,868	7,969	9,456	8,106	**8,495**	**26,058**	28,245
Payable copper	(tonnes)	3,279	2,872	2,470	2,668	**2,452**	**7,590**	9,851
Payable gold concentrate	(ounces)	8,472	8,198	6,207	4,929	**5,651**	**16,788**	29,717
Payable silver	('000 ounces)	362	259	379	676	**504**	**1,558**	1,278
Sales								
Payable zinc	(tonnes)	9,110	8,406	9,959	7,932	**8,697**	**26,588**	28,273
Payable copper	(tonnes)	3,260	3,035	3,196	2,615	**2,605**	**8,416**	9,633
Payable gold concentrate	(ounces)	10,177	8,207	8,112	8,002	**7,976**	**24,090**	28,237
Payable silver	('000 ounces)	445	405	284	321	**303**	**908**	1,474
Pering, South Africa								
Ore milled	('000 tonnes)	327	345	339	342	**330**	**1,011**	999
Average head grades								
- Zinc	(%)	2.03%	2.09%	2.00%	1.90%	**1.73%**	**1.88%**	2.09%
- Lead	(%)	0.55%	0.60%	0.49%	0.54%	**0.42%**	**0.48%**	0.64%
Production								
Payable zinc	(tonnes)	5,010	5,397	5,888	5,318	**4,169**	**15,375**	15,512
Payable lead	(tonnes)	1,320	1,486	1,153	1,298	**893**	**3,344**	4,537
Sales								
Payable zinc	(tonnes)	5,170	5,060	4,900	4,859	**4,745**	**14,504**	15,086
Payable lead	(tonnes)	1,590	1,490	1,336	1,217	**1,298**	**3,851**	4,541
San Manuel, USA								
Production								
Copper cathode (SXEW)	('000 tonnes)	2.5	2.3	2.3	2.2	**1.8**	**6.3**	7.9
Pinto Valley, USA								
Production								
Copper cathode (SXEW)	('000 tonnes)	3.9	3.8	3.4	3.4	**3.1**	**9.9**	12.6

	QUARTER ENDED					9 MONTHS ENDED	
	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
CARBON STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
IRON ORE (a)							
Pilbara, Australia							
Production							
Mt Newman Joint Venture	4,591	5,239	5,973	6,423	**5,565**	**17,961**	15,711
Goldsworthy Joint Venture	1,453	1,788	1,656	1,667	**1,434**	**4,757**	4,813
Yandi Joint Venture	6,354	6,882	7,046	6,933	**6,614**	**20,593**	19,274
Jimblebar	991	1,272	1,182	1,332	**1,211**	**3,725**	3,371
Total (BHP Billiton share)	13,389	15,181	15,858	16,355	**14,824**	**47,037**	43,169
Total production (100%)	15,577	17,636	18,448	19,006	**17,226**	**54,679**	50,192
Shipments							
Lump	3,950	3,823	3,729	3,483	**3,316**	**10,528**	11,620
Fines	11,171	11,545	12,334	12,025	**11,083**	**35,442**	33,611
Total (BHP Billiton share)	15,121	15,368	16,063	15,508	**14,399**	**45,970**	45,231
Total shipments (100%)	17,789	18,080	18,897	18,245	**16,940**	**54,082**	53,210

(a) Iron ore production and shipments are reported on a wet tonnes basis.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Samarco, Brazil							
Production	1,885	1,893	1,223	928	**1,640**	**3,791**	5,615
Shipments	1,699	1,460	1,156	1,440	**1,705**	**4,301**	5,519

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
CQCA Joint Venture (b)							
Blackwater	1,066	1,130	977	1,305	**1,892**	**4,174**	3,198
Goonyella	967	1,122	986	850	**1,036**	**2,872**	2,856
Peak Downs	571	779	885	730	**1,028**	**2,643**	2,350
Saraji	504	530	627	528	**676**	**1,831**	1,545
Norwich Park	411	503	527	495	**524**	**1,546**	1,325
CQCA total	3,519	4,064	4,002	3,908	**5,156**	**13,066**	11,274
South Blackwater (c)	-	-	670	524	**-**	**1,194**	-
Gregory Joint Venture (b)	845	960	486	408	**861**	**1,755**	2,666
BHP Mitsui Coal (d)							
Riverside	834	966	917	649	**907**	**2,474**	2,306
South Walker Creek	844	836	906	817	**800**	**2,523**	2,311
BHP Mitsui Coal total	1,678	1,802	1,823	1,467	**1,707**	**4,997**	4,617
Queensland total	6,042	6,826	6,980	6,307	**7,724**	**21,012**	18,557
Shipments							
Coking coal	4,401	4,813	4,804	4,011	**4,799**	**13,614**	13,624
Weak coking coal	1,138	1,245	1,592	1,674	**1,604**	**4,871**	3,669
Thermal coal	474	624	631	704	**764**	**2,099**	1,764
Total	6,013	6,682	7,027	6,390	**7,167**	**20,584**	19,057

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Billiton interest is 50% from 28 June 2001 (previously CQCA joint venture 52.1% and Gregory joint venture 64.14%).
(c) BHP Billiton acquired its share of South Blackwater in July 2001. South Blackwater is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd. Effective Jauary 2002, South Blackwater production is included in Blackwater.
(d) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					9 MONTHS ENDED	
	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
CARBON STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
QCT Resources, Australia (a)							
Production							
CQCA	1,093	1,263	-	-	**-**	**-**	1,825
Gregory Joint Venture	213	242	-	-	**-**	**-**	386
South Blackwater	531	582	-	-	**-**	**-**	886
Total	1,837	2,087	-	-	**-**	**-**	3,097
Shipments							
Coking coal	1,633	1,476	-	-	**-**	**-**	2,509
Weak coking coal	227	231	-	-	**-**	**-**	373
Thermal coal	209	268	-	-	**-**	**-**	454
Total	2,069	1,975	-	-	**-**	**-**	3,336

(a) Production and shipments reported represents BHP Billiton's 50% equity interest in MetCoal Holdings. MetCoal Holdings is equally owned by BHP Billiton and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited (QCT) in November 2000. In June 2001, Mitsubishi acquired the balance of the shares in QCT from BHP Billiton.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Illawarra, Australia							
Production	1,619	1,889	2,055	1,841	**1,265**	**5,161**	4,685
Shipments							
Coking coal	1,410	1,686	1,457	1,655	**1,555**	**4,667**	4,248
Thermal coal	67	246	136	94	**49**	**279**	360
Total	1,477	1,932	1,593	1,749	**1,604**	**4,946**	4,608
MANGANESE ORES							
South Africa							
Saleable production (a)	538	490	467	501	**424**	**1,392**	1,672

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Australia							
Saleable production (a)	379	446	505	387	**467**	**1,359**	1,166

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
MANGANESE ALLOYS							
South Africa							
Saleable production (a)	96	85	69	101	**115**	**285**	313

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Australia							
Saleable production (a)	64	51	50	63	**51**	**164**	195

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
HOT BRIQUETTED IRON							
Boodarie™ Iron, Australia							
Production	177	276	386	384	**277**	**1,047**	573
Shipments	238	342	358	302	**391**	**1,051**	399

	QUARTER ENDED					9 MONTHS ENDED	
	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
STAINLESS STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
NICKEL							
CMSA, Colombia							
Production	9.4	9.1	9.6	10.4	**10.5**	**30.5**	22.7
Sales	8.8	10.2	9.1	10.4	**10.5**	**30.0**	20.7
Yabulu, Australia							
Production							
Nickel	7.4	7.7	6.3	7.1	**7.3**	**20.7**	21.3
Cobalt	0.5	0.5	0.4	0.4	**0.5**	**1.3**	1.3
Sales							
Nickel	6.5	8.2	7.7	6.9	**7.3**	**21.9**	19.1
Cobalt	0.4	0.4	0.4	0.5	**0.5**	**1.4**	1.2
CHROME ORES							
South Africa							
Saleable production (a)	674	665	629	609	**549**	**1,787**	2,493

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

FERROCHROME							
South Africa							
Saleable production (a)	192	194	207	206	**201**	**614**	714

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					9 MONTHS ENDED	
	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
Ingwe, South Africa							
Production	14,379	14,571	14,538	13,724	**13,633**	**41,895**	46,751
Sales							
Export	6,164	6,557	6,289	6,083	**5,605**	**17,977**	19,222
Local utility	6,957	6,821	7,477	6,780	**6,979**	**21,236**	24,328
Inland	1,207	1,110	1,092	1,111	**835**	**3,038**	3,897
Total	14,328	14,488	14,858	13,974	**13,418**	**42,250**	47,447
New Mexico, USA							
Production							
Navajo Coal	1,838	2,170	1,694	1,682	**1,801**	**5,177**	5,501
San Juan Coal	2,155	1,720	1,412	1,488	**1,465**	**4,365**	5,534
Total	3,993	3,890	3,106	3,170	**3,266**	**9,542**	11,035
Sales - local utility	3,566	3,434	3,407	3,489	**2,882**	**9,778**	10,916
Hunter Valley, Australia							
Production	1,512	1,329	1,173	863	**1,129**	**3,165**	3,974
Sales							
Export	1,190	1,201	604	571	**904**	**2,079**	2,824
Inland	396	399	398	378	**342**	**1,118**	1,023
Total	1,586	1,600	1,002	949	**1,246**	**3,197**	3,847
Kalimantan, Indonesia							
Production (a)							
Senakin (b)	924	1,099	1,161	801	**-**	**1,962**	2,879
Satui (b)	926	981	1,068	777	**-**	**1,845**	2,615
Petangis	185	211	221	201	**186**	**608**	641
Total	2,035	2,291	2,450	1,778	**186**	**4,414**	6,135
Sales - export	1,942	2,308	2,312	1,684	**242**	**4,238**	6,066

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) BHP Billiton sold its interest in Senakin and Satui effective 30 November 2001.

	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
CDC & CZN, Colombia (a)							
Production	1,091	1,053	1,138	1,088	**1,022**	**3,248**	1,778
Sales - export	1,102	959	1,098	688	**971**	**2,757**	1,778

(a) Carbonnes del Cerrejon (BHP Billiton 33.3%) and Cerrejon Zona Norte (BHP Billiton 16.7%) were acquired in September 2000 and November 2000 respectively. BHP Billiton increased its interest in CZN to 33.3% effective February 2002.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					9 MONTHS ENDED	
	MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	6,990	6,946	7,387	7,197	**6,593**	**21,177**	21,893
North West Shelf - condensate	1,240	1,239	1,331	1,310	**1,525**	**4,166**	3,609
North West Shelf - Wanaea/Cossack	1,820	1,757	1,652	1,919	**1,851**	**5,422**	5,387
Laminaria	3,533	3,076	3,001	2,569	**1,958**	**7,528**	11,777
Buffalo (a)	-	-	-	-	**-**	**-**	1,520
Griffin	2,241	1,194	1,037	863	**1,971**	**3,871**	5,946
Pakistan (b)	3	14	17	19	**20**	**56**	3
Typhoon (c)	-	-	835	1,443	**1,507**	**3,785**	-
Americas	941	958	918	919	**917**	**2,754**	2,711
Liverpool Bay	2,469	2,516	2,830	2,868	**2,770**	**8,468**	6,163
Bruce/Keith (d)	674	678	483	640	**532**	**1,655**	1,722
Total	19,911	18,378	19,492	19,747	**19,644**	**58,883**	60,731
NATURAL GAS (billion cubic feet)							
Bass Strait	22.91	26.75	30.05	23.14	**17.18**	**70.37**	69.65
North West Shelf - Domestic	3.29	3.81	3.68	3.73	**3.45**	**10.86**	9.70
North West Shelf - LNG	14.24	13.47	15.76	15.56	**15.22**	**46.54**	43.26
Griffin	0.73	0.84	1.35	1.25	**0.93**	**3.53**	2.30
Pakistan (b)	0.40	2.03	2.66	2.83	**2.94**	**8.43**	0.40
Typhoon (c)	-	-	0.67	1.48	**2.01**	**4.16**	-
Americas	5.19	5.52	5.41	5.45	**4.40**	**15.26**	15.78
Bruce	10.43	7.59	3.28	10.65	**8.44**	**22.36**	24.82
Keith (d)	0.24	0.25	0.19	0.27	**0.11**	**0.57**	0.35
Liverpool Bay	10.18	11.38	8.19	11.87	**11.63**	**31.69**	23.93
Total	67.61	71.64	71.24	76.23	**66.31**	**213.77**	190.19
LPG ('000 tonnes)							
Bass Strait	113.21	117.66	128.52	107.80	**108.47**	**344.79**	336.85
North West Shelf	30.44	31.65	36.32	35.53	**33.33**	**105.18**	92.61
Griffin	0.51	-	-	-	**-**	**-**	3.58
Bruce	23.01	24.85	16.51	28.50	**18.73**	**63.74**	61.30
Keith (d)	3.45	1.44	1.36	1.18	**0.67**	**3.21**	3.88
Total	170.62	175.60	182.71	173.01	**161.20**	**516.92**	498.22
ETHANE ('000 tonnes)	15.69	18.53	24.05	18.59	**18.87**	**61.51**	48.86

(a) Buffalo sold effective September 2000.
(b) Zamzama extended well test commenced in March 2001.
(c) Typhoon commenced production in July 2001.
(d) Keith commenced production in November 2000.

PRODUCTION AND SHIPMENT REPORT

BHP STEEL

BHP Billiton attributable production unless otherwise stated.
('000 tonnes)

		QUARTER ENDED					9 MONTHS ENDED	
		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
PRODUCTION								
Iron Sands								
NZS, New Zealand		274	478	397	464	**395**	**1,256**	1,709
Coke								
Port Kembla, Australia		578	643	661	620	**626**	**1,907**	1,793
Iron								
Port Kembla, Australia		1,177	1,269	1,262	1,191	**1,144**	**3,597**	3,706
Raw Steel								
Port Kembla, Australia		1,120	1,176	1,238	1,109	**1,126**	**3,473**	3,654
NZS, New Zealand		157	152	144	153	**125**	**422**	450
Total		1,277	1,328	1,382	1,262	**1,251**	**3,895**	4,104
Delta, Ohio (a)		190	197	196	196	**202**	**594**	569
Marketable Steel Products								
Flat Products								
Flat and Tinplate products		1,094	1,183	1,183	1,054	**1,103**	**3,340**	3,488
Coated Products								
Rolled and coated products		462	474	533	400	**489**	**1,422**	1,457
Flat and coated products (NZS)		139	135	137	117	**128**	**382**	401
Rolled and coated products (offshore)		81	89	69	70	**70**	**209**	249
Building products (includes offshore)		42	42	40	36	**32**	**108**	116
Total (b)		1,345	1,469	1,377	1,169	**1,396**	**3,942**	4,038
Delta, Ohio (a)		186	193	192	192	**198**	**582**	557
DESPATCHES (c)								
Business unit despatches								
Flat Products		1,098	1,294	1,128	996	**1,164**	**3,288**	3,410
Coated Products		666	813	746	657	**648**	**2,051**	2,089
Total (d)		1,282	1,587	1,296	1,153	**1,386**	**3,835**	3,755
External despatches								
Australia	Domestic (e)	515	585	691	569	**545**	**1,805**	1,503
	Export	546	757	387	391	**653**	**1,431**	1,602
New Zealand	Domestic (e)	56	55	61	56	**60**	**177**	185
	Export	77	97	83	67	**58**	**208**	200
Other offshore		88	93	74	70	**70**	**214**	265
Total		1,282	1,587	1,296	1,153	**1,386**	**3,835**	3,755
Delta, Ohio (a)		190	191	191	189	**208**	**588**	557

(a) Production and despatches reported is that proportion determined by BHP Steel's equity interest in North Star BHP LLC (50%).
(b) Total excludes production for intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(c) Steel products only. Excludes pig iron and by-products.
(d) Total excludes intra-business sales. Therefore, the total figure is less than the sum of the individual businesses.
(e) Includes despatches to OneSteel Limited from 1 November 2000.

		QUARTER ENDED					9 MONTHS ENDED	
		MARCH 2001	JUNE 2001	SEPT 2001	DEC 2001	**MARCH 2002**	**MARCH 2002**	MARCH 2001
EXPLORATION, TECHNOLOGY & NEW BUSINESS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
Ekati™, Canada								
Production (a)	('000 carats)	375	427	767	928	**932**	**2,627**	1,002

(a) Interest in Ekati™ increased from 51% to 80% effective July 2001.

02 MAY 16 AM 10:34

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 26 April 2002

Number 23/02

BHP BILLITON QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT ACTIVITIES

January 2002 – March 2002

This report covers exploration and development activities for the quarter ended 31 March 2002. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent.

MINERALS DEVELOPMENT

Aluminium

Mozal II Expansion, Mozambique (BHP Billiton 47.11%)

Construction Work on the 253,000 tonne per annum Mozal II aluminium smelter project continued during the quarter and remains on schedule for initial production towards the end of 2003. On site earthworks, drainage and piling is complete. Steady progress is being made on civil works and structural steel erection, while early building cladding has also commenced.

At the end of March 2002 overall construction progress had reached 22 per cent. The mobilisation of mechanical, electrical and instrumentation contractors will commence during April 2002. Commitments totalling over 90 per cent of the project budget of US$860 million (BHP Billiton share US$405 million) have been made and the project remains within budget.

BHP Billiton manages the project on behalf of the shareholders in Mozal S.A.R.L who are BHP Billiton (47.11 per cent), Mitsubishi Corporation (25 per cent), IDC South Africa (24.04 per cent) and the Government of Mozambique (3.85 per cent).

Hillside Expansion, South Africa

Main construction work on the 130,000 tonne per annum Hillside III aluminium smelter project commenced on 1 April 2002 with the mobilisation of earthworks and piling contractors.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

All long lead-time items have been ordered and critical path activities are in place to allow for the first hot metal to be cast in July 2004. Commitments totalling over 22 per cent of the project budget of US$442 million have been made and the project is on schedule.

Base Metals

Escondida Phase IV Expansion, Chile (BHP Billiton 57.5%)

BHP Billiton and its joint venture partners in the Escondida copper mine in northern Chile continued development activities for the Escondida Phase IV development project during the quarter. The Phase IV expansion will increase ore processing capacity by 85 per cent resulting in an average copper production of 400,000 tonnes per annum (average total production of 1.2 million tonnes per annum) over the first five years.

The development has an estimated capital cost of US$1,045 million (BHP Billiton share US$600 million). The installation of major mechanical equipment continues to progress satisfactorily. All major engineered equipment is now on site. At the end of March 2002 the project was 75 per cent complete. A major milestone will be achieved during the early part of the next quarter with the commencement of water reclamation from the new Laguna Seca tailings system. Project mechanical completion is on track for September 2002 with full production expected to be achieved by April 2003.

Tintaya Oxide Project, Peru (BHP Billiton 99.9%)

Construction of the Tintaya Oxide project was completed this quarter. The project achieved mechanical completion as defined in the contract on 22 March 2002. This was about four weeks ahead of schedule. The project is now in the commissioning phase with first cathode expected next quarter (slightly ahead of schedule) and full production by mid 2002. The project remains on budget with an estimated capital cost of US$138 million.

Carbon Steel Materials

Blackwater Integration Project, Australia (BHP Billiton 50%)

The project involves the creation of a single mining entity combining the South Blackwater open cut operations with the Blackwater mine to produce an estimated 13.5 million tonnes per annum (mtpa) of metallurgical and energy coal.

The project is 75 per cent complete with a new fleet of eight 300-tonne capacity haul trucks performing to specification. Further mining equipment including dozers, coal haulers and an excavator will be delivered throughout 2002. Pre-strip contracts have also been completed.

Blackwater has been functioning as a single operation for three months since the completion of the interlink haul road. When annualised, production for the January to March period has achieved the 13.5 mtpa rate. Construction of the new industrial facility is progressing on schedule for completion in April 2002 with the operations centre commissioned. All departments will be located in a single facility by March. Total project capital remains on target of US$64 million (BHP Billiton share US$32 million).

Dendrobium Coal Project, Australia

The Dendrobium Mine will be a low cost underground longwall operation capable of producing 5.2 mtpa of raw coal resulting in 2.6mtpa of metallurgical coal and 1mtpa of energy coal. The main customer for the metallurgical coal is the Port Kembla steelworks, located only seven kilometres from the mine site.

New South Wales Government and BHP Billiton Board Approvals were received in November 2001. Approximately US$50 million has been committed to date with construction activities underway at all of the three main sites covering the coal loading facilities, mine surface facilities and ventilation shaft. The capital forecast and longwall start-up schedule remains unchanged at US$170 million and May 2005 respectively.

Mining Area C Project, 'C Deposit', Australia (BHP Billiton 65%)

During the March 2002 quarter the Feasibility Study for the mine, plant, infrastructure and rail spur was completed and the submissions were prepared for project approvals. The project was subsequently approved on 3 April 2002 to proceed to implementation.

The approval provides for the development of a mine, processing plant, 38-kilometre rail spur and associated infrastructure for an operation to build up production to 15 mtpa at Mining Area C, which is situated approximately 120 kilometres from Newman in Western Australia's Pilbara region. The capital cost is estimated to be US$213 million (BHP Billiton share US$181 million).

A joint venture has been signed with POSCO of South Korea for the development of the 'C Deposit' section of Mining Area C whereby POSCO will take a 20 per cent interest in the deposit.

Product and Capacity Expansion (PACE) Project, Australia (BHP Billiton 85%)

During the March 2002 quarter the Feasibility Study for the PACE project was completed. The project was approved by the BHP Billiton Board and at the end of the quarter the finalisation of Western Australian State government approvals was in progress. It is expected that these approvals will be granted during April 2002.

The scope of the project provides for the upgrade of the BHP Billiton rail and port facilities in a staged process to meet the forecast increase in sales over the next decade. The approvals cover the first stage of PACE, which will increase capacity to 81 mtpa by 2004. Further stages will provide for capacity levels to exceed 90 mtpa. The estimated capital cost for Stage 1 is US$351million (BHP Billiton share US$299 million).

Energy Coal

Mount Arthur North, Australia

The Mount Arthur North mine will be capable of producing up to 15 mtpa of raw energy coal when full production is achieved in 2006.

Commitments during the quarter ending March 2002 were US$55 million, with total commitments at March 2002 of US$209 million. Capital expenditure for the quarter was US$28 million. Construction of the project is on schedule with nine months of an anticipated 32-month program completed. Forecast cost to completion has been reduced from US$411 million to US$355 million as per the March 2002 Definitive Estimate.

Detailed design and engineering reached 67 per cent completion during the first quarter of 2002. Critical pass schedule activities are progressing well with procured equipment and major contract work on or ahead of schedule. Mining equipment has been ordered and is in the process of being delivered. In addition, box cuts on both the upper and lower coal sequences within the central pit are being prepared for selective coal mining.

San Juan Underground, New Mexico USA

The project reached 94 per cent completion at the end of March. The longwall equipment has all been received and is being assembled on the surface for testing prior to underground installation. Surface facilities were 99 per cent complete at the end of the quarter with the ventilation shaft, fire brigade building, high-pressure pump station and conveyor system all having been completed during the period.

Start-up of the longwall is anticipated to take place in late September to November depending upon the geological conditions encountered during the development of the remaining roadways.
Project spending is forecast to be on budget at US$146 million, with US$135.6 million committed at the end of March 2002.

PETROLEUM DEVELOPMENT

Bream Pipeline, Australia (BHP Billiton 50%, non operated)

The five kilometre onshore section of the Bream pipeline was installed during the March quarter. Offshore pipeline installation and the shore crossing are scheduled to start mid-May 2002 (following completion of Duke Energy's Tasmanian Gas Pipeline installation work). Detailed design work for associated modifications on the Bream A production platform is complete and now undergoing final design review. Modification work on the platform is also scheduled to start during May 2002. First gas and gas-liquids production is scheduled for mid 2003.

Laminaria Phase II Development, Australia (BHP Billiton 32.6%, non operated)

The project entails two new infill sub-sea wells tied-back to the Northern Endeavour. Drilling commenced on Laminaria 8 in mid January and Laminaria 7 in late January as part of a batch drilling program. Laminaria 7 has been drilled to total depth and the well completion has been installed. Drilling has recently re-commenced on Laminaria 8.

North West Shelf expansion, Australia (BHP Billiton 16.67%, non operated)

The construction of the fourth liquefaction processing train is progressing and is 29 per cent complete as per forecast. The onsite mechanical erection contract was awarded in February 2002 and the second trunkline is progressing as per schedule (currently five per cent complete).

Zamzama Field Development, Pakistan (BHP Billiton 38.5%, operated)

In March 2002 approval was announced for the full-scale development of the Zamzama gas field, following the signing of separate Gas Sales and Purchase Agreements and a Gas Pricing Agreement with the Government of Pakistan, the Sui Southern Gas Company Limited and Sui Northern Gas Pipelines Limited. The agreements cover the supply of up to 320 million standard cubic feet per day of gas over a period of 20 years. The Zamzama development is being executed on a fast track basis and production is expected to commence in the third quarter of 2003. The basic engineering design and the tendering process for equipment packages and long lead-time materials is complete.

Ohanet Development, Algeria (BHP Billiton 45%, joint operating organisation comprising SONATRACH/BHP Billiton)

The Ohanet project consists of the development of four gas-condensate reservoirs in the Illizi Basin in southern Algeria. The project will encompass a 20 million cubic metre per day gas treatment facility fed by 47 production wells, 32 of which will be new and 15 will be re-completions of existing oil producers. 3-D seismic data acquisition across all reservoirs was completed in June 2001 and the data has been processed. By the end of March 2002 a total of 14 new wells had been drilled and completed and four existing wells had been re-completed.

Facilities engineering is effectively complete and the majority of equipment and bulk materials are now on site. Overall construction progress is 29 per cent. First production remains schedule for the third quarter of 2003.

ROD Integrated Development, Algeria (BHP Billiton 35.1%, joint operating entity comprising SONATRACH/BHP Billiton)

The ROD project consists of the development of six satellite oilfields in the Berkine Basin in eastern Algeria. The project will produce 80,000 barrels of Sahara Blend crude oil per day, with associated gas being re-injected into the reservoir (with water) to provide pressure support. It is anticipated that 36 development wells will be required, 10 of which will be re-completions of already drilled wells. Drilling of the first development well commenced in November 2001 and at the end of March 2002 the rig was working on the fourth development well. Critical long lead engineering items are progressing to schedule. Bids for the EPC (Engineer/Procure/Construct) contract for the production facilities were received in mid-January 2002 and the contract was awarded to Saipem/Bouygues on 21 January. It is expected that the contract will be formally signed in April 2002. First production is scheduled for first quarter of 2004.

Caesar/Cleopatra Transportation Systems, Gulf of Mexico, USA (BHP Billiton interest in Caesar pipeline, 25%; interest in Cleopatra pipeline, 22%. Non-operated)

In February 2002 BHP Billiton acquired a 25 per cent interest in the Caesar oil pipeline and a 22 per cent interest in the Cleopatra gas pipeline. BHP Billiton's share of the capital costs for these new-build projects is estimated at US$100 million. Detailed engineering continues for both systems, which will transport product from the Mad Dog and Atlantis fields to pipelines closer to shore. The hydrocarbons will then be sold into major markets in Texas and Louisiana. Commissioning is expected in 2004.

Mad Dog Development, Gulf of Mexico, USA (BHP Billiton 23.9%, non-operated)

BHP Billiton announced it had sanctioned the Mad Dog field in February 2002, approving up to US$335 million for development of the Gulf of Mexico oil and gas field. Detailed engineering work is underway. The project will encompass a SPAR facility with a daily production capacity of 80,000 barrels of oil and 40 million cubic feet of gas. First production is expected at the end of calendar year 2004.

MINERALS EXPLORATION

The exploration group of BHP Billiton Minerals continued to carry out global grass roots exploration for key commodities of interest to the Group. In addition, the Junior Alliance Program (third party alliances and joint ventures) has continued to expand, involving more companies and providing entry into new countries. Further success has also been experienced with Minotaur Resources Limited in South Australia.

An overview of BHP Billiton's Junior Alliance Program was presented in a public forum at the 2002 PDAC conference in Toronto, Canada. The program emphasises the use of distinctive capabilities and innovative commercial investments to gain the widest possible exposure to the results of third-party funded exploration.

The two FALCON™ units in South America and Africa continue to be fully employed and survey areas are being expanded.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 March 2002.

WELL	LOCATION	BHP Billiton EQUITY	STATUS
Kairi-2	Trinidad Block 2(c)	45% BHP Billiton (Operator)	Encountered hydrocarbon bearing sands. For more information see News Release of 7 March 2002.
Canteen-2	Trinidad Block 2(c)	45% BHP Billiton (Operator)	Drilling ahead at 3,168 feet.
Angostura-2	Trinidad Block 2(c)	45% BHP Billiton (Operator)	Drilling ahead at 6,760 feet.
Crapaud-1	Trinidad Block 2(ab)	50% BHP Billiton (Operator)	P&A. Non commercial quantities of hydrocarbons found.
Cascade-1	Gulf of Mexico, Walker Ridge 206	50% BHP Billiton (Operator)	Drilling ahead.
Kangandala-1	Block 21, Angola	30% BHP Billiton (Operator)	P&A. Dry.

EXPENDITURE

Information related to exploration expenditure will be included in the BHP Billiton third quarter Profit Report, to be released on 1 May 2002.

MINERALS COMPETENCE AND RESPONSIBILITY

The following statements apply in respect of the information in this report that relates to any stated Mineral Resources or Ore Reserves.

- The information is based on and accurately reflects information compiled by the person named under each relevant section of the report
- Each named person is either a Corporate Member or Fellow of The Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists, or a Recognized Mining Professional under the ASX listing rules, and is a full-time employee of a member company of the BHP Billiton Group;
- Each named person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he or she is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Each named person consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

02 MAY 16 AM 10:34

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 1 May 2002

Number 24/02

BHP BILLITON ANNOUNCES THIRD QUARTER GROUP TURNOVER OF US$4.3 BILLION, EBIT OF US$761 MILLION AND PROFIT OF US$406 MILLION

The BHP Billiton Group today announced financial results for the quarter ended 31 March 2002. Group turnover totalled US$4.3 billion compared to Group turnover of $US4.7 billion for the corresponding period, a decrease of approximately US$400 million or 8 per cent.

Earnings Before Interest and Tax (EBIT) was US$761 million for the third quarter, a decrease of US$209 million or 22 per cent compared to the corresponding period last year. Attributable profit was US$406 million for the quarter, a decrease of US$198 million or 33 per cent compared to the quarter ended March 2001.

The quarter ended March 2001 included an exceptional item, which decreased profit for the period to US$194 million. As a result, after exceptional items, the March 2002 profit rose US$212 million or 109 per cent compared to the corresponding quarter last year.

BHP Billiton CEO and Managing Director Paul Anderson said: "This is a sound result in the face of difficult market conditions. Earnings in the Base Metals business were impacted by our voluntary decision to reduce production, which was precipitated by our desire to maximise the long-term value of that business. Although petroleum prices have recently recovered, the March quarter realisations were significantly below the corresponding period. The Steel business continued to be impacted by difficult international market conditions. Despite the tough environment the Aluminium, Carbon Steel, Energy Coal and Diamonds businesses generated EBIT results that equalled or exceed the corresponding period."

EBIT for the March 2002 quarter rose US$31 million or 4 per cent compared to the quarter ended 31 December 2001. Mr Anderson said: "The result again demonstrates the significant benefits of the commodity, market and geographic diversity that is a distinguishing feature of the BHP Billiton Group."

Compared with the corresponding quarter last year, lower commodity prices for base metals, crude oil, aluminium, steel and stainless steel materials impacted turnover by approximately US$260 million. Stronger prices for metallurgical coal and energy coal partially offset the downward price movements and positively impacted turnover by US$80 million for the quarter period.

After adjustment for price-linked costs, the net impact on EBIT of price changes was approximately US$125 million negative. Favourable foreign currency movements of US$75 million in part offset this overall net decline in prices.

Basic earnings per share were US6.7 cents for the quarter ended 31 March 2002, compared with the corresponding period of US10.1 cents before exceptional items and US3.2 cents after exceptional items.

Growth

During the quarter, BHP Billiton approved the development of the Zamzama gas field in Pakistan (US$40m) and committed to its first ultra-deepwater development in the Gulf of Mexico, United States, with the sanctioning of the Mad Dog oil and gas field (US$335m). An additional investment in two pipeline systems that will transport hydrocarbons from the Mad Dog and Atlantis fields (US$100m) was sanctioned to maximise the potential of the Group's holdings in the Atwater Foldbelt.

In addition, BHP Billiton approved the expansion of the Hillside (South Africa) aluminium smelter (US$450m) to increase production capacity by 25 per cent and further lower the unit costs of this world-class asset. The Group also increased its interest in the Cerrejon Zona Norte (CZN) energy coal mine in Colombia by acquiring International Colombia Resources Corporation (Intercor), in conjunction with its partners.

More recently, BHP Billiton announced a joint venture with major customer POSCO and approved the development of a new iron ore mine at Mining Area C and an expansion of its Pt Hedland port and rail facilities (US$514m), both in the Pilbara region of Western Australia.

BHP Billiton Deputy CEO Brian Gilbertson said: "Since January this year, we have committed over US$1.4 billion to new growth projects. Our project 'pipeline' remains a significant value driver for the Group."

Portfolio Management

During the quarter, BHP Billiton announced the planned closure of the Tower metallurgical coal colliery in New South Wales (Australia). The withdrawal from the Ok Tedi copper mining operations in Papua New Guinea was completed with the transfer of its 52 per cent equity holding to a sustainable development fund that will operate for the benefit of the Papua New Guinean people.

The demerger of BHP Steel remains on schedule. The scheme document and prospectus for the demerger is due for release in May with Extraordinary Shareholders Meetings planned for late June to seek approval for the transaction from BHP Billiton Limited and Plc shareholders.

Boodarie™ Iron

Force majeure on sales contracts and some supply contracts at the Boodarie™ Iron plant in north Western Australia remains in place pending finalisation of plant rectification works underway.

Outlook

Mr Gilbertson said: "Although there have been some signs of a modest improvement in the global economic environment, concerns remain about the strength and sustainability of the recovery. Industry stock levels for a number of our major commodities remain high and we see little evidence of an increase in demand by the ultimate customers of many of our products. This situation will limit price increases for those commodities, at least in the short term, and combined with the weakening of the US dollar, will continue to impact on our earnings.

"In these challenging conditions, our cash generation remains strong thanks to the quality of our assets and our well-diversified portfolio. EBITDA for the quarter was US$1.2 billion (compared to US$1.4 billion in the corresponding period last year) and US$3.7 billion for the year to date (compared to US$4.1 billion).

Dividend

The BHP Billiton Directors announced a final dividend of 6.5 US cents per fully paid ordinary share to be paid on 3 July 2002 by BHP Billiton Limited and BHP Billiton Plc. The BHP Billiton Limited dividend is fully franked for Australian taxation purposes. The record date for both BHP Billiton Limited and BHP Billiton Plc shareholders will be 7 June 2002.

As the BHP Billiton Group generates cash flows primarily in US dollars, dividends are determined and declared in US dollars. The rates of exchange applicable two business days before the declaration date are used for conversion. For the July 2002 dividend, conversion from US currency was at exchange rates applicable on 29 April 2002.

Further details are available in the full BHP Billiton Third Quarter Results Release.

* * * *

The financial information included in this release is prepared in accordance with UK generally accepted accounting principles (GAAP). The third quarter results are discussed in more detail in the attachment, the BHP Billiton Third Quarter Report 31 March 2002. The attachment is also prepared in accordance with UK GAAP, except for information set out on page 32, which contains financial results prepared in accordance with Australian GAAP and presented in Australian dollars.

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

1 May 2002

For Announcement to the Market

Name of Company: BHP Billiton Limited

A.B.N: 49 004 028 077

Quarterly Report for 3 months to 31/3/2002

This quarterly profit release includes the combined results of the BHP Billiton Group, comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group, for the three months ended 31 March 2002 compared with the three months ended 31 March 2001.

The results are prepared in accordance with UK generally accepted accounting principles (GAAP) and presented in US dollars.

				$US Million
Revenues from ordinary activities	down	8.4%	to	4,282
Profit from ordinary activities after tax attributable to members	up	109.3%	to	406
Profit from extraordinary items after tax attributable to members				Nil
Net profit for the period attributable to members	up	109.3%	to	406

Results prepared under Australian GAAP are provided on page 32 of the attachment.

Final dividend per ordinary share declared:	
Current period – BHP Billiton Limited	US 6.5 cents fully franked*
Previous corresponding period – BHP Billiton Limited	AUD 12.6 cents unfranked

* A fully franked dividend of US 6.5 cents per share will be paid to shareholders on 3 July 2002.

This Interim Report was approved by resolution of the Board of Directors.

K J Wood
Company Secretary
BHP Billiton Limited

BHP BILLITON RESULTS FOR THE QUARTER ENDED 31 MARCH 2002

HIGHLIGHTS

- Sound quarterly result in the face of difficult market conditions with strong cash generation as evidenced by EBITDA of US$1.2 billion.
- Turnover US$4.3 billion, EBITDA US$1.2 billion and attributable profit US$406 million.
- Financial year to date turnover US$13.2 billion, EBITDA US$3.7 billion and attributable profit US$1.6 billion.
- Final dividend of 6.5 US cents to be paid on 3 July 2002.
- Commitment to growth - US$2.4 billion in new growth projects sanctioned since the merger.
- Little evidence of increases in demand by the ultimate customers of many of our products.
- BHP Steel demerger on track for completion about the middle of this year.

	Quarter ended 31 March		Nine months ended 31 March	
	2002	2001	2002	2001
	US$M	US$M	US$M	US$M
Group turnover [1]	4 282	4 674	13 176	14 070
EBITDA [1][2]				
- excluding exceptional items	1 184	1 397	3 698	4 077
- including exceptional items	1 184	877	3 698	3 557
EBIT [1][3]				
- excluding exceptional items	761	970	2 412	2 840
- including exceptional items	761	450	2 412	2 320
Attributable profit				
- excluding exceptional items	406	604	1 604	1 762
- including exceptional items	406	194	1 604	1 352
Basic earnings per share (US cents)				
- excluding exceptional items	6.7	10.1	26.6	29.7
- including exceptional items	6.7	3.2	26.6	22.8
EBITDA interest coverage (times)[4]				
- excluding exceptional items	15.6	8.6	10.8	8.9
- including exceptional items	15.6	5.4	10.8	7.7

(1) Including the group's share of joint ventures and associates.
(2) EBITDA is profit before net interest, taxation, and depreciation and amortisation.
(3) EBIT is profit before net interest and taxation.
(4) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP). Financial results prepared under Australian GAAP are provided on page 32.

Financial Review

Basis of Preparation of Financial Information

The quarterly financial information presented in this release is provided voluntarily by the BHP Billiton Group consistent with international best practice to ensure an informed market. The results are unaudited.

The financial results included in this release are prepared in accordance with UK generally accepted accounting principles (GAAP). On 29 June 2001, BHP Billiton Limited and BHP Billiton Plc entered into a Dual Listed Companies (DLC) merger. Under UK GAAP the DLC merger is accounted for using the merger method of accounting. The results of the BHP Billiton Limited Group and the BHP Billiton Plc Group for the period have been combined and the prior period results have been prepared as if the companies have always been combined. The reporting currency is US dollars which is the dominant currency in which the BHP Billiton Group operates.

The combined results for the quarter ended 31 March 2002, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission (ASIC) in respect of dual listed companies. However, in contrast to UK GAAP, Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to consummation of the DLC merger on 29 June 2001. Financial results prepared in accordance with Australian GAAP are provided on page 32.

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed their reporting currencies to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared on the same basis and using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Plc Group financial statements (but not the BHP Billiton Limited financial statements) for the year ended 30 June 2001.

The financial information included in this release provides an analysis of the results for the quarter ended 31 March 2002 compared with the quarter ended 31 March 2001. All references to the corresponding period are to either quarter ended 31 March 2001 or the nine months ended 31 March 2001 as applicable.

Turnover

Turnover for the quarter, including the group's share of joint ventures and associates, decreased by 8.4% to US$4,282 million mainly due to the generally weaker economy compared with the corresponding period. Prices were lower for crude oil, aluminium, diamonds, nickel, liquefied natural gas (LNG) and ferrochrome. Turnover was also impacted by lower sales volumes from Base Metals, Titanium Minerals, Petroleum and Energy Coal businesses. These factors were partly offset by higher prices for metallurgical coal and energy coal. Turnover, including the group's share of joint ventures and associates was US$13,176 million, for the nine months ended 31 March 2002, down by US$894 million or 6.4% compared with the corresponding period.

EBIT

Earnings before interest and tax (EBIT) before exceptional items for the quarter ended 31 March 2002 was US$761 million, down by US$209 million or 21.5%. EBIT for the nine months ended 31 March 2002 was US$2,412 million, down by US$428 million or 15.1%.

The following table details the approximate impact of major factors affecting EBIT for the quarter ended 31 March 2002:

	US$M
EBIT for the quarter ended 31 March 2001	970
Change in sales prices	(180)
Change in volumes	(30)
Price linked costs	55
Inflation on costs	(40)
Costs	(10)
New and acquired operations	20
Ceased, sold and discontinuing operations	(60)
Exchange rates	70
Asset sales	(30)
Exploration	15
Other items	(19)
EBIT for the quarter ended 31 March 2002	761

Prices

Lower prices for crude oil, aluminium, diamonds, nickel and ferrochrome caused turnover to fall by approximately US$260 million. Higher metallurgical coal and energy coal prices offset this by approximately US$80 million.

Volumes

Lower sales volumes resulted in a reduction of EBIT by approximately US$30 million. Volumes were down in the Base Metals, Titanium Minerals, Petroleum, and Energy Coal businesses, but volumes increased in the Aluminium, Stainless Steel Materials, Ekati™ and Carbon Steel Materials businesses.

Costs

Net cost reductions (before inflation) increased EBIT by approximately US$45 million compared to the corresponding period. Lower price linked costs for London Metals Exchange (LME) listed commodities, together with lower royalties and taxes for petroleum products, resulted in cost reductions totalling approximately US$55 million. Costs increased during the period due to higher business development costs and maintenance costs at Petroleum, and operational issues at Energy Coal operations (South Africa), Metallurgical Coal operations (Australia) and Chrome operations (South Africa). These factors were partly offset by lower maintenance expenditure at Hillside (South Africa), lower transportation and distribution costs at Iron Ore operations (Western Australia) and at Hunter Valley coal (Australia). Inflation increased costs by approximately US$40 million.

New and acquired operations

New and acquired operations contributed approximately US$20 million to EBIT mainly due to increased ownership interest in the Worsley alumina refinery and the acquisition of an additional 29% interest in the Ekati™ diamond business.

Ceased, sold and discontinuing operations

Ceased, sold and discontinuing operations caused EBIT to reduce by approximately US$60 million. Lower Steel profits reduced EBIT by approximately US$35 million. The corresponding period included contribution to EBIT of approximately US$25 million from a higher ownership interest in metallurgical coal (Queensland) and an EBIT contribution from Indonesian energy coal operations.

Foreign exchange

Foreign currency fluctuations had a favourable effect of approximately US$70 million mainly due to the impact of lower Rand/US$ and A$/US$ exchange rates on related operating costs, partially offset by the translation effect on provision balances.

Asset sales

Profits from asset sales were approximately US$30 million lower, mainly due to the profit on sale of the Buffalo (Australia) oilfield and the Ohanet (Algeria) farmout in the corresponding period.

Exploration

Exploration charged to profit was approximately US$15 million lower reflecting mainly higher capitalisation of Petroleum activities in the current period.

Net Interest

The benefits of the re-rating of the Group and lower interest rates, together with an interest receipt of US$15 million on the successful outcome of the Utah tax case, reduced net interest from US$160 million to US$75 million in the quarter.

For the quarter, exchange losses arising from net debt were US$22 million compared with an exchange gain of US$59 million in the corresponding period, primarily arising on the quarter end translation of Rand denominated debt of companies which account in US dollars as their functional currency. Approximately 1.1 billion of Rand denominated debt was repaid during the quarter.

For the nine months ended 31 March 2002 net interest payable, including capitalised interest, before discounting on provisions and exchange differences arising from net debt, reduced from US$459 million to US$344 million. Exchange gains arising from net debt were US$220 million compared with US$154 million in the corresponding period.

EBITDA interest coverage (excluding exceptional items, exchange differences arising on net debt and discounting on provisions) was 15.6 times for the quarter and 10.8 times for the nine months, increased from 8.6 times and 8.9 times respectively in the corresponding periods.

Taxation

The tax charge for the quarter ended 31 March 2002 before exceptional items of US$245 million (2001 - US$264 million) represents an effective tax rate of 37% (2001 - 31%). This is higher than the nominal tax rate of 30% primarily due to non tax-effected foreign exchange losses on foreign currency denominated debt and other functional currency translation adjustments, non tax-effected losses, non deductible accounting depreciation and amortisation together with secondary taxes on dividends paid or payable by South African entities. These factors were partly offset by recognition of prior year tax losses. Excluding the impact of foreign exchange losses on foreign currency denominated debt and other functional currency translation adjustments, the effective tax rate for the quarter ended 31 March 2002 was 32%.

The tax charge for the nine months ended 31 March 2002 (before exceptional items) of US$647 million (2001 - US$744 million) represents an effective tax rate of 28% (2001 - 29%). Excluding the impact of exchange differences arising on net debt and other functional currency translation adjustments, the effective tax rate for the nine months ended 31 March 2002 was 33%.

Earnings

For the quarter, attributable profit (excluding exceptional items) of US$406 million was US$198 million or 32.8% below the corresponding period. On an earnings per share basis this equates to 6.7 US cents compared to US 10.1 cents. There were no exceptional items in the quarter ended 31 March 2002. The corresponding period included an exceptional item of US$410 million associated with the write-off of the equity investment in HBI Venezuela and the establishment of provisions for related financial obligations to banks. Attributable profit (including exceptional items) rose by US$212 million or 109.3% to US$406 million compared with US$194 million for the corresponding period, giving an earnings per share of 6.7 US cents compared to 3.2 US cents respectively.

For the year to date, attributable profit (including exceptional items) rose by US$252 million or 18.6% to US$1,604 million compared with US$1,352 million for the corresponding period. This equates to 26.6 US cents compared to US 22.8 cents on an earnings per share basis. There have been no exceptional items for nine months ended 31 March 2002. The corresponding period included the exceptional item as mentioned above. Attributable profit (excluding exceptional items) for the nine months ended 31 March 2002 of US$1,604 million was US$158 million or 8.9% below the corresponding period. Earnings per share was 26.6 US cents compared to 29.7 US cents in the corresponding period.

Growth

Since 1 January 2002, BHP Billiton has committed approximately US$1.4 billion to new growth projects, taking the total since the completion of the merger, to US$2.4 billion.

The table below highlights projects approved since 1 January 2002. All references to production volumes and capital expenditure are BHP Billiton's share, unless otherwise stated.

Customer Sector Group	Project	Capital Expenditure US$M	Production	Completion
Aluminium	**Hillside 3 expansion** South Africa BHP Billiton 100%	450	132,000 tonnes per annum of aluminium metal	Initial production mid 2004
Carbon Steel Materials	**Mining Area C** Australia BHP Billiton 85%	186	15 million tonnes per annum of iron ore by 2011 (100%)	Initial production late 2003
	Port & capacity expansion Australia BHP Billiton 85%	328	Increase in port capacity to 81 millions of tonnes per annum by 2004 (100%)	Late 2004
	Yandi Lump Australia BHP Billiton 85%	14	4 million tonnes per annum of iron ore (100%)	Initial production mid 2002
Petroleum	**Mag Dog oil and gas field development** US BHP Billiton 23.9%	335	20,000 boe/day	Initial production late 2004
	Gulf of Mexico transportation system US BHP Billiton 22-25%	100	Pipeline capacities (100%) Oil - 450,000 bbls per day Gas - 500,000 million standard cubic feet per day	Commissioning late 2004
	Zamzama gas field Pakistan BHP Billiton 47.5%	40	300 million cubic feet of gas per day	Initial production mid 2003

During the March 2002 quarter, BHP Billiton announced successful exploration drilling results from the Kairi-2 well in Block 2(c) in Trinidad. The results from Kairi-2 provided further evidence of offshore Trinidad's major hydrocarbon development potential. BHP Billiton has made four commercial hydrocarbon discoveries in the greater Angostura (Trinidad) area (Kairi, Angostura, Canteen and Aripo) in the past three years and expects to sanction a project for development of the Block 2(c) resources during this calendar year.

Portfolio Management

Since 1 January 2002, BHP Billiton has announced a number of operational and portfolio management initiatives. These included:

- BHP Billiton, in conjunction with Anglo American plc and Glencore International AG, signed an agreement to acquire all of the ownership interests in International Colombia Resources Corporation from Exxon Mobil Corporation. The transaction, completed in February 2002, increases BHP Billiton's interest in the Cerrejon Zona Norte energy coal mining operation in Colombia to 33.33% from 16.67%.

- BHP Billiton was the successful bidder for 27 hydrocarbon exploration blocks in the central Gulf of Mexico (US) lease sale in March 2002. Several blocks provide near-field prospects in the Green Canyon play fairway, where BHP Billiton has established infrastructure at the Typhoon production facility. Other leases will replenish the exploration portfolio with opportunities in the Central Gulf region, which is an area that BHP Billiton has extensive experience and proprietary knowledge.
- The closure of the Tower metallurgical colliery in Australia by December 2002. Tower produces approximately 1.4 million tonnes of coal per annum. Following closure, this production will be sourced from BHP Billiton's other mines in the Illawarra region.
- BHP Billiton completed its withdrawal from the Ok Tedi copper mine in Papua New Guinea during the quarter. BHP Billiton transferred its 52% interest to an independent Program Company that will operate for the benefit of the people of Papua New Guinea. A series of legal releases, indemnities and warranties have been established which will protect BHP Billiton from certain legal liabilities for the period after its exit.

The demerger of BHP Steel from BHP Billiton Limited to BHP Billiton Limited shareholders is on schedule. The scheme document and prospectus for the demerger is to be released in May 2002 and Extraordinary Shareholders Meetings for BHP Billiton Limited and BHP Billiton Plc will seek approval for the transaction. Given shareholder approvals, the public listing of BHP Steel is scheduled for about the middle of the calendar year. BHP Billiton Plc shareholders will be compensated for the distribution to the shareholders of BHP Billiton Limited by way of a bonus issue.

Business Outlook

Although there have been some signs of a modest improvement in the global economic environment, concerns remain about the strength and sustainability of the recovery. Industry stock levels for a number of our major commodities remain high and we see little evidence of an increase in demand by the ultimate customers of many of our products. This situation will limit price increases for those commodities, at least in the short term, and combined with the weakening of the US dollar, will continue to impact on our earnings.

In these challenging conditions, our cash generation remains strong thanks to the quality of our assets and our well-diversified portfolio. EBITDA for the quarter was US$1.2 billion (compared to US$1.4 billion in the corresponding period last year) and US$3.7 billion for the year to date (compared to US$4.1 billion).

Dividends

A final dividend of 6.5 US cents per fully paid ordinary share will be paid on 3 July 2002 by BHP Billiton Limited and BHP Billiton Plc, bringing the total dividend for the year to 13.0 US cents. In the corresponding period BHP Billiton Limited shareholders received at dividend of 24.7 Australian cents (adjusted for bonus issue) per fully paid ordinary share, and BHP Billiton Plc shareholders received a dividend of 12 US cents per fully paid ordinary share.

The BHP Billiton Limited dividend is fully franked for Australian taxation purposes.

The timetable in respect of this dividend will be :

Currency conversion	29 April 2002
Last day to trade Johannesburg Stock Exchange (JSE)	31 May 2002
Ex-dividend Johannesburg Stock Exchange (JSE)	3 June 2002
Ex-dividend Paris Bourse Stock Exchange	3 June 2002
Ex-dividend London Stock Exchange (LSE)	5 June 2002
Ex- dividend Australian Stock Exchange (ASX)	5 June 2002
Record	7 June 2002

BHP Billiton Limited and BHP Billiton Plc American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for BHP Billiton Limited ADSs is 6 June 2002 and the record date for BHP Billiton Plc ADSs is 7 June 2002.

BHP Billiton Plc shareholders registered on the South African section of the register, will not be able to dematerialise or rematerialise their share holdings, nor will they be able to effect transfers between the United Kingdom (UK) register and the South African register between the dates of Monday, 27 May 2002 and Friday, 7 June 2002.

As the BHP Billiton Group generates cashflows primarily in US dollars, dividends are determined and declared in US dollars. BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African Rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date are used for conversion. For the July 2002 dividend, conversion from US currency was at exchange rates applicable on 29 April 2002.

The following table details the exchange rates applicable for conversion of the final dividend payable on 3 July 2002:

Dividend 6.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.5436	11.9573
British pence	1.4604	4.4508
South African cents	10.6114	68.9741
New Zealand cents	0.4511	14.4092
Canadian cents	1.5554	10.1101

PORTFOLIO RISK MANAGEMENT

This table summarises the next four quarters as at 31 March 2002 with respect to the BHP Billiton Group's significant derivative financial instruments used to hedge Australian dollar costs that are sensitive to changes in exchange rates for the forthcoming twelve months.

		Weighted average A$/US$ exchange rate			Contract amounts	
		Forwards	Call options	Put options	A$ Million	US$ Million
US dollars						
Q4 2002	- forwards	1.4697	-	-	441	300
	- collar options	-	1.4609	1.5300	73	50
	- purchased options	-	1.8182	-	18	10
	- sold options	-	-	-	-	-
Q1 2003	- forwards	1.4482	-	-	362	250
	- collar options	-	1.4273	1.4912	43	30
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-
Q2 2003	- forwards	1.4797	-	-	355	240
	- collar options	-	1.4611	1.5279	15	10
	- purchased options	-	1.8182	-	55	30
	- sold options	-	-	-	-	-
Q3 2003	- forwards	1.5489	-	-	325	210
	- collar options	-	1.4686	1.5363	29	20
	- purchased options	-	-	-	-	-
	- sold options	-	-	-	-	-

Commodity price risk management

As at 31 March 2002 there were no significant commodity price derivative financial instruments outstanding.

Strategic financial transactions

As at 31 March 2002 there were no strategic financial derivative transactions outstanding.

EXCHANGE RATES

The following exchange rates have been utilised in this report:

Versus US dollar	Quarter ended 31 March 2002 average	Quarter ended 31 March 2001 average	As at 31 March 2002	As at 31 March 2001
South African rand	11.52	7.82	11.43	7.99
Australian dollar	1.93	1.88	1.89	2.04
Brazilian real	2.38	2.02	2.32	2.16
Chilean peso	669.7	573.8	664.3	592.9
Colombian peso	2,280	2,256	2,270	2,311
Canadian dollar	1.59	1.53	1.59	1.57

SHARE REGISTARY INFORMATION

Transfer documents will be accepted for registration at each Company's share registers (and in the case of the ADSs the US Depositary) at the following addresses:

BHP Billiton Limited	BHP Billiton Plc
Australia 5th Floor BHP Tower 600 Bourke Street Melbourne Victoria 3000	*United Kingdom* Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK
United Kingdom Computershare Services plc The Pavilions Bridgewater Road Bedminster Down Bristol BS13 8AR	*South Africa* Mercantile Registrars Limited 8th Floor 11 Diagonal Street Johannesburg 2000
United States JP Morgan Chase Bank Shareholder Services MS 45 - 02 - 54 150 Royall Street Canton MA 02021	*United States* JP Morgan Chase Bank Shareholder Services MS 45 - 02 - 54 150 Royall Street Canton MA 02021

This report is made in accordance with a resolution of the Board of Directors.

Karen J Wood
Company Secretary

Financial Information

Consolidated Financial Results

Quarter ended 31 March (US$ Millions)	2002 [1]	2001 excluding exceptional items	2001 exceptional items	2001 including exceptional items
Turnover (including share of joint ventures and associates)	4 282	4 674	-	4 674
Less: share of joint ventures and associates' turnover	(517)	(343)	-	(343)
Group turnover	3 765	4 331	-	4 331
Net operating costs (excluding depreciation and amortisation)	(2 684)	(3 062)	-	(3 062)
Depreciation and amortisation [(b)]	(423)	(427)	-	(427)
Group operating profit	658	842	-	842
Share of operating profit/(loss) of joint ventures and associates	71	79	(520)	(441)
Operating profit (including share of profit of joint ventures and associates)	729	921	(520)	401
Income from other fixed asset investments	10	11	-	11
Profit on sale of fixed assets	22	38	-	38
Profit before net interest and similar items payable, and taxation (EBIT) [(a)]	761	970	(520)	450
Net interest and similar items payable				
- Group	(79)	(87)	-	(87)
- Joint ventures and associates	(20)	(19)	-	(19)
Profit before taxation	662	864	(520)	344
Taxation	(245)	(264)	110	(154)
Profit after taxation	417	600	(410)	190
Equity minority interests	(11)	4	-	4
Attributable profit	406	604	(410)	194
EBITDA [(a) + (b)]	1 184	1 397		877
Earnings per ordinary share (basic) (US cents) [(2)]	6.7	10.1		3.2
Earnings per ordinary share (diluted) (US cents) [(3)]	6.7	10.0		3.2

(1) There were no exceptional items in the quarter ended 31 March 2002.

(2) Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the quarter ended 31 March 2002 was 6,020,037,750 (2001 : 6,000,712,157). The weighted average number of shares used for the purposes of calculating basic earnings per ordinary share is calculated after deduction of the shares held by the share repurchase scheme, the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue.

(3) Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of ordinary shares is calculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 31 March 2002. Performance Rights are excluded; these would only be included where an issue of new shares is expected to occur. The weighted average diluted number of ordinary shares for the quarter ended 31 March 2002 was 6,043,689,658 (2001 : 6,018,476,662).

Financial Information

Consolidated Financial Results

Nine months ended 31 March (US$ Millions)	2002 [1]	2001 excluding exceptional items	2001 exceptional items	2001 including exceptional items
Turnover (including share of joint ventures and associates)	13 176	14 070	-	14 070
Less: share of joint ventures and associates' turnover	(1 332)	(942)	-	(942)
Group turnover	11 844	13 128	-	13 128
Net operating costs (excluding depreciation and amortisation)	(8 500)	(9 328)	-	(9 328)
Depreciation and amortisation [(b)]	(1 286)	(1 237)	-	(1 237)
Group operating profit	2 058	2 563	-	2 563
Share of operating profit/(loss) of joint ventures and associates	240	200	(520)	(320)
Operating profit (including share of profit of joint ventures and associates)	2 298	2 763	(520)	2 243
Income from other fixed asset investments	28	24	-	24
Profit on sale of fixed assets	17	50	-	50
Profit/(loss) on sale of subsidiaries	69	3	-	3
Profit before net interest and similar items payable, and taxation (EBIT) [(a)]	2 412	2 840	(520)	2 320
Net interest and similar items payable				
- Group	(117)	(267)	-	(267)
- Joint ventures and associates	(11)	(42)	-	(42)
Profit before taxation	2 284	2 531	(520)	2 011
Taxation	(647)	(744)	110	(634)
Profit after taxation	1 637	1 787	(410)	1 377
Equity minority interests	(33)	(25)	-	(25)
Attributable profit	1 604	1 762	(410)	1 352
EBITDA [(a) + (b)]	3 698	4 077		3 557
Earnings per ordinary share (basic) (US cents) [2]	26.6	29.7		22.8
Earnings per ordinary share (diluted) (US cents) [3]	26.5	29.7		22.9

(1) There have been no exceptional items for the nine months ended 31 March 2002.

(2) Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the nine months ended 31 March 2002 was 6,025,720,488 (2001 : 5,922,946,762). The weighted average number of ordinary shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme, the Billiton Employee Share Ownership Trust, adjusted for the BHP Billiton Limited bonus issue.

(3) Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of shares is calculated by adjusting the weighted average basic number of ordinary shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 31 March 2002. Performance Rights are excluded; these would only be included where an issue of new shares is expected to occur. The weighted average diluted number of ordinary shares for the nine months ended 31 March 2002 was 6,042,472,848 (2001 : 5,938,419,928).

CUSTOMER SECTOR GROUP RESULTS

The following table provides a summary of the Customer Sector Group results for the quarter ended 31 March 2002 and the nine months ended 31 March 2002 together with the respective corresponding periods.

(US$ Million)	Quarter ended 31 March				Nine months ended 31 March			
	Turnover (1)		EBIT (2)		Turnover (1)		EBIT (2)	
	2002	2001	2002	2001	2002	2001	2002	2001
Aluminium	693	773	133	135	2 064	2 067	324	353
Base metals	491	446	52	117	1 317	1 306	120	370
Carbon steel materials	832	834	266	241	2 492	2 437	831	663
Stainless steel materials	204	229	12	-	449	529	(24)	61
Energy coal	388	495	112	109	1 433	1 400	462	266
Exploration, technology and new business	110	67	43	12	277	183	85	38
Other activities	218	454	13	47	671	675	116	152
Petroleum	687	818	251	419	2 121	2 586	827	1 125
Steel	611	797	10	43	2 091	2 893	79	255
Group and unallocated items	125	(87)	(131)	(153)	173	(246)	(408)	(443)
BHP Billiton Group	**4 282**	**4 674**	**761**	**970**	**13 176**	**14 070**	**2 412**	**2 840**

(1) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).

A detailed explanation of the factors influencing the performance for the quarter ended 31 March 2002 compared to the corresponding period, of the Customer Sector Groups is included below on pages 14 to 21. All references to production volumes are BHP Billiton's share of production unless otherwise indicated.

Aluminium

(US$ Million)	2002	2001	Change%	('000 tonnes)	2002	2001	Change%
Turnover	693	773	-10.3	Alumina production	996	868	14.7
EBIT	133	135	-1.5	Aluminium production	250	250	0.0
				LME aluminium price (cash, US$/t, ave)	1,381	1,574	-12.3

Aluminium contributed EBIT of US$133 million, a decrease of US$2 million or 1.5% compared with the corresponding period.

Major factors which affected the comparison of results were:

- a 12% or US$193 per tonne decrease in the average LME price;

partially offset by:

- higher profits from Worsley (Australia) following the acquisition of an additional 56% interest in January 2001;
- lower LME price linked production costs;
- lower costs at Hillside (South Africa) due to acceptance by underwriters of insurance claim for losses incurred during the September 2001 power outage; and
- favourable effect of lower A$/US$ (Australia), Rand/US$ (South Africa) and Real/US$ (Brazil) exchange rates on related operating costs.

Average aluminium unit cash costs decreased 24% compared to the corresponding period, mainly due to a decrease in LME linked production costs, reduced operational costs at Mozal (Mozambique) and Hillside, together with currency devaluations in South Africa and Brazil.

Alumina unit cash costs decreased by 2% compared to the corresponding period mainly due to lower operating costs in Suriname and currency devaluations in Australia and Brazil.

Base Metals

(US$ Million)	2002	2001	Change%
Turnover	491	446	10.1
EBIT	52	117	-55.6

	2002	2001	Change%
Copper production ('000 tonnes)	188	205	-8.3
Realised copper price (cash, US$/lb, ave)	0.73	0.77	-5.2

Base Metals contributed EBIT of US$52 million, a decrease of US$65 million or 55.6% compared with the corresponding period.

The major factors which affected the comparison of results were:

- a decline in the average realised copper price to US$0.73/lb compared to US$0.77/lb in the corresponding period;
- lower volumes at Escondida (Chile) and Tintaya (Peru), reflecting the decision to temporarily reduce production in reaction to the global deterioration of base metals markets; and
- higher costs due to the write-off of obsolete inventory and assets at Tintaya (Peru);

partially offset by:

- higher silver volumes at Cannington (Australia), reflecting a change in production strategy, which resulted in increased mill throughput, substantially higher silver production and higher average silver head grade;
- lower LME linked treatment and refining costs; and
- inclusion of profits from Antamina (Peru) which commenced commercial operations in October 2001.

Production of payable copper contained in concentrate decreased by 11% compared with the corresponding period mainly due to the decision to scale back production at Escondida due to weak market conditions and to reduce copper inventory levels. This was partially offset by the commencement of commercial production at Antamina. Copper cathode production decreased marginally compared with the corresponding period.

Zinc production was 46,000 tonnes, an increase of 56% compared with the corresponding period, mainly due to the commencement of commercial production at Antamina.

Silver and lead production increased by 62% and 38% respectively, mainly reflecting strong operational performance at Cannington, together with the commencement of commercial production from Antamina.

Carbon Steel Materials

(US$ Million)	2002	2001	Change%
Turnover	832	834	-0.2
EBIT	266	241	10.4

(Million tonnes)	2002	2001	Change%
Iron ore production	16.5	15.3	7.8
Metallurgical coal production	9.0	9.5	-5.3
Manganese alloy production	0.166	0.16	3.8
Manganese ore production	0.891	0.917	-2.8

Carbon Steel Materials contributed EBIT of US$266 million, an increase of US$25 million or 10.4% compared with the corresponding period.

Major factors which affected the comparison of results were:

- higher metallurgical coal prices;
- higher coal sales following the Blackwater (Australia) integration and the impact of industrial action in Queensland in the corresponding period;
- lower port demurrage, rail and stripping costs at Iron Ore (Australia); and

partially offset by:

- higher costs at metallurgical coal operations in Queensland mainly due to increased strip ratios, higher royalties following the change in the royalty regime and a major dragline shutdown at Riverside;
- longwall changeouts, poor roof conditions and provisions associated with the Tower colliery closure at Illawarra (Australia);
- the impact of the sell down of BHP Billiton's interests in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures in Queensland in June 2001; and
- lower sales volumes at Iron Ore due to lower demand from Japanese Steel mill customers.

West Australian iron ore operations sold 16.9 million wet tonnes (100% terms), a decrease of 5% compared with the corresponding period mainly due to a reduction in lump requirements by the Japanese Steel mills. Samarco (Brazil) iron ore production was 1.6 million tonnes which was 13% lower than the corresponding period mainly due to lower market demand for pellets.

Queensland coal shipments were 7.2 million tonnes (including 100% interest in BHP Mitsui Coal, gross of the 20% interest held by equity minority interests, and 50% interest in the South Blackwater mine), 11% below the corresponding period. This decrease reflects the impact of the sell down of BHP Billiton's interest in the CQCA and Gregory joint ventures in June 2001. Excluding this impact, Queensland coal shipments increased due to the benefits of the Blackwater integration and the impact of industrial disputes in the corresponding period. Illawarra coal despatches were 1.6 million tonnes, an increase of 9% compared with the corresponding period mainly due to increased spot sales.

On 26 March BHP Billiton announced that it had declared "force majeure" on sales contracts and some supply contracts at the Boodarie Iron Plant in north Western Australia.

The declaration followed suspension of work at the plant following a tube failure in a gas re-heating furnace.

The investigation into the cause of the tube failure is now complete. Rectification works are underway. The plant will be brought progressively back on-line commencing in July 2002.

Stainless Steel Materials

(US$ Million)	2002	2001	Change%	('000 tonnes)	2002	2001	Change%
Turnover	204	229	-10.9	Nickel production	17.8	16.8	6.0
EBIT	12	-		Ferrochrome production	201	192	4.7
				LME nickel price (cash, US$/lb, ave)	2.82	2.97	-5.1

Stainless Steel Materials contributed EBIT of US$12 million, compared with a breakeven EBIT for the corresponding period.

Major factors that affected the comparison of results were:

- increased ferrochrome production in anticipation of improved market conditions;
- favourable effect of the lower Rand/US$ exchange rate on related operating costs; and
- favourable impact from nickel due to increases in production, mainly from the continued ramp-up of Cerro Matoso Line 2, which commenced production on 1 January 2001;

partially offset by:

- lower realised prices for nickel and cobalt by-product, down 5% and 38% respectively; and
- lower prices for chrome.

Nickel production was 17,800 tonnes, an increase of 6% compared with the corresponding period mainly reflecting the continued ramp-up of Cerro Matoso Line 2, which commenced production on 1 January 2001.

Ferrochrome production was 201,000 tonnes, an increase of 5% compared with the corresponding period. Approximately 20% of ferrochrome production capacity remains idle in response to weaker market conditions.

Energy Coal

(US$ Million)	2002	2001	Change%
Turnover	388	495	-21.6
EBIT	112	109	2.8

(Million tonnes)	2002	2001	Change%
Energy coal production	19.2	23.0	-16.5

Energy Coal contributed EBIT of US$112 million, an increase of US$3 million or 2.8% compared with the corresponding period.

Major factors which affected the comparison of results were:

- a significant increase in export market prices, the benefit of higher priced longer term contracts offsetting weakness in spot prices increasingly evident during the current period;
- favourable effect of lower Rand/US$ exchange rates on related operating costs; and
- inclusion of profits from Cerrejon Zona Norte operations (Colombia);

partially offset by:

- lower export volumes with the weakening of European markets after an unseasonably warm winter and an influx from non traditional European supply sources together with lower US domestic sales volumes due to reduced customer demand;
- higher unit production costs mainly due to lower production volumes predominantly in South Africa, due to market demand.

Energy coal production was 19.2 million tonnes, a decrease of 16% compared with the corresponding period. South African production was 13.6 million tonnes, a decrease of 5% compared with the corresponding period reflecting the divestment of Matla and Glisa, in the corresponding period, the scaling down of Rietspruit and lower export production in response to reduced market demand and reduced demand from Eskom. US production was 3.3 million tonnes, a decrease of 18% compared with the corresponding period mainly reflecting reduced production at San Juan Coal Company in response to reduced customer demand.

Exploration, Technology and New Business

(US$ Million)	2002	2001	Change%	('000 carats)	2002	2001	Change%
Turnover	110	67	64.2	Ekati™ diamonds production	932	375	148.5
EBIT	43	12	258.3				

Exploration, Technology and New Business contributed EBIT of US$43 million, an increase of US$31 million or 258.3% compared with the corresponding period.

Major factors which affected the comparison of results were:

- higher profits from Ekati™ following the acquisition of an additional 29% interest in June 2001; and

- significantly increased production at Ekati™ reflecting higher ore grade from the Panda Pit and the commencement of production from the Misery Pit;

partially offset by:

- lower diamond prices mainly due to a general downturn in the global economy.

Ekati™ diamond production was 932,000 carats, an increase of 557,000 carats or 148.5%, compared to the corresponding period, mainly reflecting the acquisition of an additional 29% interest, higher carat grade on core production and higher recoveries of lower quality diamonds.

Other Activities

Other Activities contributed EBIT of US$13 million, a decrease of US$34 million compared with the corresponding period.

Major factors which affected the comparison of results were:

- lower volumes at titanium minerals operations reflecting softening markets;

partially offset by:

- favourable effect of lower Rand/US$ exchange rates on related operating costs;

- operating losses in the corresponding period from HBI Venezuela.

Petroleum

(US$ Million)	2002	2001	Change%
Turnover	687	818	-16.0
EBIT	251	419	-40.1

	2002	2001	Change%
Crude oil and condensate (Millions bbls)	19.6	19.9	-1.5
Natural gas (bcf)	51.1	53.4	-4.3
Average realised oil price (US$/barrel)	20.92	26.81	-22.0

Petroleum contributed EBIT of US$251 million, a decrease of US$168 million or 40.1% compared with the corresponding period.

Major factors affecting the comparison of results were:

- lower average realised oil price of US$20.92 per barrel compared to US$26.81 per barrel in the corresponding period;
- lower average realised LPG price of US$208.16 per tonne compared to US$296.88 per tonne in the corresponding period;
- reduced crude oil volumes primarily due to natural field decline in the Laminaria (Australia), Bass Strait (Australia) and Griffin (Australia) oil fields, partially offset by infill programs in Bass Strait and Griffin;
- lower LPG and natural gas volumes from Bass Strait; and
- sale of the Buffalo oil field in March 2001;

partly offset by:

- inclusion of profits from the Typhoon (US) oilfield and the Zamzama (Pakistan) field which commenced operations in July 2001 and March 2001 respectively;

Exploration expenditure for the quarter was US$44 million (2001 – US$47 million). Exploration charged to profit was US$28 million (2001 – US$40 million).

Oil and condensate production was 1% lower than the corresponding period due to natural field declines at Laminaria, Bass Strait and Griffin. Natural field decline at Griffin was partially offset by an increase in production due to completion of repairs to Scindian 3 flowline and the Griffin infill program. Natural field decline at Bass Strait was partially offset by the West Tuna infill. Production volumes were also lower than the corresponding period as a result of the sale of Buffalo oil field, offset by Typhoon's start up in July 2001.

Natural gas production was 4.3% lower than the corresponding period due to lower volumes from Bass Strait as a result of cooler weather in the summer months of the March 2002 quarter. Lower volumes from Bruce due to lower nominations from Centrica were partially offset by higher volumes in Pakistan.

Steel

(US$ Million)	2002	2001	Change%	('000 tonnes)	2002	2001	Change%
Turnover	611	797	-23.3	Raw steel	1,251	1,277	-2.0
EBIT	10	43	-76.7	Marketable steel products	1,396	1,345	3.8
(inc Transport & Logistics)				(excluding discontinuing businesses)			

Steel contributed EBIT of US$10 million, a decrease of US$33 million or 76.7% compared with the corresponding period.

Major factors which affected the comparison of results were:

- lower international prices for steel products;
- reduced profits recorded from restructured Transport & Logistics businesses; and
- higher costs due to melter reline in New Zealand;

partly offset by:

- improved unit costs at Port Kembla steelworks (New South Wales) due to increased production and cost efficiencies.

Steel despatches from flat and coated operations were 1.4 million tonnes for the quarter, 8% above the corresponding period:

Group and Unallocated Items

The net costs of Group and Unallocated Items, excluding losses from legacy A$/US$ currency hedging was US$49 million, a reduction of US$19 million compared to the corresponding period.

Group and Unallocated Items includes losses on legacy A$/US$ currency hedging of approximately US$82 million compared with losses of approximately US$85 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the quarter.

Supplementary Information

Customer Sector Group Results

Quarterly Comparison 31 March 2002 vs 31 March 2001

BHP BILLITON GROUP

Quarter ended 31 March 2002

	US$ Million						
	Turnover (1)	EBIT (2) excluding exceptional items	Exceptional items	EBIT (2) including exceptional items	Capex (3)(4)	Exploration gross (5)(6)	Exploration to profit
Aluminium	693	133	-	133	68	-	-
Base metals	491	52	-	52	92	1	1
Carbon steel materials	832	266	-	266	74	-	-
Stainless steel materials	204	12	-	12	16	-	-
Energy coal	388	112	-	112	252	1	-
Exploration, technology and new business	110	43	-	43	22	8	8
Other activities	218	13	-	13	-	-	-
Petroleum	687	251	-	251	174	44	28
Steel	611	10	-	10	17	-	-
Group and unallocated items (6)	125	(131)	-	(131)	9	-	-
BHP Billiton Group	**4 282**	**761**	**-**	**761**	**724**	**54**	**37**

Quarter ended 31 March 2001

	US$ Million						
	Turnover (1)	EBIT (2) excluding exceptional items	Exceptional items	EBIT (2)(7) including exceptional items	Capex (4)	Exploration gross (5)	Exploration to profit
Aluminium	773	135	-	135	1 501	-	-
Base metals	446	117	-	117	79	4	4
Carbon steel materials	834	241	-	241	32	3	3
Stainless steel materials	229	-	-	-	28	-	-
Energy coal	495	109	-	109	15	-	-
Exploration, technology and new business	67	12	-	12	9	14	14
Other activities	454	47	(180)	(133)	20	-	-
Petroleum	818	419	-	419	80	47	40
Steel	797	43	-	43	9	-	-
Group and unallocated items (6)	(87)	(153)	(340)	(493)	100	-	-
BHP Billiton Group	**4 674**	**970**	**(520)**	**450**	**1 873**	**68**	**61**

(1) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2) EBIT is earnings before net interest and taxation.
(3) Capex in aggregate comprises US$565 million growth and US$159 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$17 million (2001:US$7 million) capitalised exploration.
(6) Includes consolidation adjustments and unallocated items.
(7) Certain items have been restated between customer sector groups.

Customer Sector Group Results

Quarterly Comparison 31 March 2002 vs 31 December 2001

BHP BILLITON GROUP

Quarter ended 31 March 2002

	US$ Million						
	Turnover [1]	EBIT [2] excluding exceptional items	Exceptional items	EBIT [2] including exceptional items	Capex [3][4]	Exploration gross [5]	Exploration to profit [6]
Aluminium	693	133	-	133	68	-	-
Base metals	491	52	-	52	92	1	1
Carbon steel materials	832	266	-	266	74	-	-
Stainless steel materials	204	12	-	12	16	-	-
Energy coal	388	112	-	112	252	1	-
Exploration, technology and new business	110	43	-	43	22	8	8
Other activities	218	13	-	13	-	-	-
Petroleum	687	251	-	251	174	44	28
Steel	611	10	-	10	17	-	-
Group and unallocated items [7]	125	(131)	-	(131)	9	-	-
BHP Billiton Group	4 282	761	-	761	724	54	37

Quarter ended 31 December 2001

	US$ Million						
	Turnover [1]	EBIT [2] excluding exceptional items	Exceptional items	EBIT [2] including exceptional items	Capex [4]	Exploration gross [5]	Exploration to profit [6]
Aluminium	673	77	-	77	41	-	-
Base metals	467	17	-	17	195	13	48
Carbon steel materials	830	273	-	273	55	1	1
Stainless steel materials	199	(24)	-	(24)	17	2	12
Energy coal	507	201	-	201	83	2	-
Exploration, technology and new business	88	19	-	19	7	22	22
Other activities	406	59	-	59	4	-	-
Petroleum	647	251	-	251	164	69	40
Steel	700	9	-	9	17	-	-
Group and unallocated items [7]	131	(152)	-	(152)	15	-	-
BHP Billiton Group	4 533	730	-	730	598	109	123

(1) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2) EBIT is earnings before net interest and taxation.
(3) Capex in aggregate comprises US$565 million growth and US$159 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$17 million (Dec 2001:US$30 million) capitalised exploration.
(6) Includes US$nil million (Dec 2001:US$44 million) exploration expenditure previously capitalised, now written off.
(7) Includes consolidation adjustments and unallocated items.

Customer Sector Group Results - Quarterly Comparison

ALUMINIUM

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA [(1)]	Depn & amortisation	EBIT [(2)]	Capex [(3)(4)]	Exploration gross	Exploration to profit
Alumina	165	82	27	55	11		
Aluminium	366	112	32	80	57		
Intra-divisional adjustment	(35)	-	-	-	-		
Third party products	197	(2)	-	(2)	-		
Total	693	192	59	133	68	-	-

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA [(1)]	Depn & amortisation	EBIT [(2)]	Capex [(4)]	Exploration gross	Exploration to profit
Alumina	140	79	23	56	1 486		
Aluminium	395	108	35	73	15		
Intra-divisional adjustment	(34)	-	-	-	-		
Third party products	272	6	-	6	-		
Total	773	193	58	135	1 501	-	-

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.

(2) EBIT is earnings before net interest and taxation (excluding exceptional items).

(3) Capex in aggregate comprises US$57 million growth and US$11 million sustaining.

(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

BASE METALS

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [6]	Exploration to profit
Escondida	172	64	25	39	48		
Tintaya	17	(12)	7	(19)	21		
Cerro Colorado	55	22	17	5	6		
Antamina [7]	68	6	-	6	13		
Alumbrera [7]	42	12	-	12	-		
Cannington	89	37	6	31	4		
Highland Valley [7]	20	(3)	-	(3)	-		
Other businesses [8]	24	(19)	-	(19)	-		
Third party products	4	-	-	-	-		
Total	**491**	**107**	**55**	**52**	**92**	**1**	**1**

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [4][5]	Exploration gross [6]	Exploration to profit
Escondida	223	103	25	78	64		
Tintaya	21	7	7	-	11		
Cerro Colorado	56	29	16	13	-		
Antamina [7]	-	-	-	-	-		
Alumbrera [5][7]	4	6	-	6	-		
Cannington	85	30	6	24	4		
Highland Valley [7]	21	3	-	3	-		
Other businesses [8]	35	(6)	1	(7)	-		
Third party products	1	-	-	-	-		
Total	**446**	**172**	**55**	**117**	**79**	**4**	**4**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex in aggregate comprises US$80 million growth and US$12 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Turnover was net of treatment and refining costs of US$20 million.
(6) Includes US$nil (2001:nil) capitalised exploration.
(7) Equity accounted investments.
(8) Includes Selbaie, Pering and the North America copper mining and smelting operations (which ceased operations during the September 1999 quarter)

Customer Sector Group Results - Quarterly Comparison

CARBON STEEL MATERIALS

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3) (4)	Exploration gross	Exploration to profit
WA Iron Ore	252	136	15	121	15		
Samarco (5)	44	23	-	23	-		
Total Iron Ore	296	159	15	144	15		
Queensland	320	141	14	127	41		
Illawarra	71	13	5	8	5		
Total Metallurgical Coal	391	154	19	135	46		
Manganese	109	28	6	22	4		
Boodarie™ Iron	44	(32)	-	(32)	9		
Divisional adjustment (6)	(11)	(3)	-	(3)	-		
Third party products	3	-	-	-	-		
Total	**832**	**306**	**40**	**266**	**74**	**-**	**-**

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (4)	Exploration gross	Exploration to profit
WA Iron Ore	270	132	22	110	6		
Samarco (5)	75	24	-	24	-		
Total Iron Ore	345	156	22	134	6		
Queensland	299	121	16	105	11		
Illawarra	60	17	5	12	3		
Total Metallurgical Coal	359	138	21	117	14		
Manganese	99	26	7	19	6		
Boodarie™ Iron	29	(29)	-	(29)	6		
Divisional adjustment (6)	(9)	-	-	-	-		
Third party products	11	-	-	-	-		
Total	**834**	**291**	**50**	**241**	**32**	**3**	**3**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex in aggregate comprises US$34 million growth and US$40 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Equity accounted investment.
(6) Includes intra-divisional activities

Customer Sector Group Results - Quarterly Comparison

STAINLESS STEEL MATERIALS

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3] [4]	Exploration gross	Exploration to profit
Nickel	112	27	19	8	10		
Chrome	92	11	7	4	6		
Other [5]	-	-	-	-	-		
Third party products	-	-	-	-	-		
Total	**204**	**38**	**26**	**12**	**16**	-	-

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [4]	Exploration gross	Exploration to profit
Nickel	112	30	18	12	19		
Chrome	78	(2)	7	(9)	9		
Columbus Stainless Steel	37	(1)	2	(3)	-		
Third party products	2	-	-	-	-		
Total	**229**	**27**	**27**	-	**28**	-	-

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex in aggregate comprises US$6 million growth and US$10 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) The Group's remaining interest in Columbus Stainless Steel and the investment in Acerinox SA. are accounted for as a fixed asset investments.

Customer Sector Group Results - Quarterly Comparison

ENERGY COAL

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross (5)	Exploration to profit
Ingwe	212	102	31	71	10		
New Mexico	95	27	7	20	12		
Hunter Valley	33	18	3	15	31		
Indonesia	8	1	-	1	-		
Colombia (6)	32	9	-	9	199		
Divisional activities	-	(5)	-	(5)	-		
Third party products	8	1	-	1	-		
Total	**388**	**153**	**41**	**112**	**252**	**1**	**-**

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (4)	Exploration gross (5)	Exploration to profit
Ingwe	264	88	22	66	1		
New Mexico	99	32	9	23	10		
Hunter Valley	35	8	4	4	4		
Indonesia	49	13	7	6	-		
Colombia (6)	35	9	-	9	-		
Divisional activities	-	-	-	-	-		
Third party products	13	1	-	1	-		
Total	**495**	**151**	**42**	**109**	**15**	**-**	**-**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex in aggregate comprises US$240 million growth and US$12 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$1 million (2001:US$nil) capitalised exploration.
(6) Equity accounted investment.

Customer Sector Group Results - Quarterly Comparison

EXPLORATION, TECHNOLOGY AND NEW BUSINESS

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3] [4]	Exploration gross [5]	Exploration to profit
Ekati	108	71	18	53	21		
Exploration and Technology	2	(10)	-	(10)	1		
Total	**110**	**61**	**18**	**43**	**22**	**8**	**8**

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [4]	Exploration gross [5]	Exploration to profit
Ekati	66	41	6	35	8		
Exploration and Technology	1	(22)	1	(23)	1		
Total	**67**	**19**	**7**	**12**	**9**	**14**	**14**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex in aggregate comprises US$22 million sustaining and nil growth.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$nil million (2001:US$nil) capitalised exploration.

OTHER ACTIVITIES

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3]	Exploration gross	Exploration to profit
HBI Venezuela [4]	-	-	-	-	-		
Ok Tedi [7]	-	3	-	3	-		
Other businesses [6]	218	11	1	10	-		
Total	**218**	**14**	**1**	**13**	-	-	-

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3]	Exploration gross	Exploration to profit
HBI Venezuela [4] [5]	5	(10)	-	(10)	4		
Ok Tedi	119	23	17	6	14		
Other businesses [6]	330	53	2	51	2		
Total	**454**	**66**	**19**	**47**	**20**	-	-

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(4) BHP Billiton ceased investment in HBI Venezuela in March 2001.
(5) Equity accounted investment.
(6) Includes Titanium Minerals operations, Integris Metals Inc., the Hartley Platinum mine which was sold in January 2001 and the Beenup Mineral sands operations which was closed in April 1999.
(7) BHP Billiton ceased investment in Ok Tedi in December 2001, the current period EBIT reflects the final dividend received.

Customer Sector Group Results - Quarterly Comparison

PETROLEUM

Quarter ended 31 March 2002

	US$ Million						
	Turnover [1]	EBITDA [2]	Depn & amortisation	EBIT [3]	Capex [4][5]	Exploration gross [6]	Exploration to profit
Bass Strait	203	114	22	92	17		
North West Shelf	161	120	13	106	12		
Liverpool Bay	89	79	36	42	1		
Other businesses	217	89	72	19	144		
Marketing activities	17	-	-	-	-		
Intra-divisional adjustment	-	-	-	-	-		
Divisional activities	-	(8)	-	(8)	-		
Total	**687**	**394**	**143**	**251**	**174**	**44**	**28**

Quarter ended 31 March 2001

	US$ Million						
	Turnover [1]	EBITDA [2]	Depn & amortisation	EBIT [3]	Capex [5]	Exploration gross [6]	Exploration to profit
Bass Strait	264	148	22	126	13		
North West Shelf	194	153	14	139	9		
Liverpool Bay	100	83	30	53	8		
Other businesses	256	180	63	117	50		
Marketing activities	15	-	-	-	-		
Intra-divisional adjustment	-	-	-	-	-		
Divisional activities	(11)	(16)	-	(16)	-		
Total	**818**	**548**	**129**	**419**	**80**	**47**	**40**

(1) Petroleum turnover includes: Crude oil US$419 million (2001:US$537 million), Natural gas US$101 million (2001:US$114 million), LNG US$71 million (2001:US$83 million), LPG US$34 million (2001:US$53 million) and Other US$62 million (2001:US$31 million).

(2) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.

(3) EBIT is earnings before net interest and taxation (excluding exceptional items).

(4) Capex in aggregate comprises US$142 million growth and US$32 million sustaining.

(5) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

(6) Includes US$16 million (2001:US$7 million) capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

STEEL

Quarter ended 31 March 2002

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross	Exploration to profit
Flat Products (5)	347	20	17	3	10		
Coated Products	374	29	15	14	7		
Discontinued operations (6)	-	-	-	-	-		
Intra-divisional adjust	(149)	1	-	1	-		
Divisional activities	39	(7)	1	(8)	-		
Transport & Logistics	-	-	-	-	-		
Total	**611**	**43**	**33**	**10**	**17**	**-**	**-**

Quarter ended 31 March 2001

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (4)	Exploration gross	Exploration to profit
Flat Products (5)	343	16	19	(3)	5		
Coated Products	411	51	14	37	4		
Discontinuing operations (6)	1	-	-	-	-		
Intra-divisional adjust	(176)	5	-	5	-		
Divisional activities	4	(4)	-	(4)	-		
Transport & Logistics	214	11	3	8	-		
Total	**797**	**79**	**36**	**43**	**9**	**-**	**-**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation.
(2) EBIT is earnings before net interest and taxation (excluding exceptional items).
(3) Capex in aggregate comprises US$nil growth and US$17 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes North Star BHP Steel.
(6) Includes the Long Products business (OneSteel Limited) which ceased to report results from November 2000 following spin-out.

BHP BILLITON GROUP FINANCIAL RESULTS UNDER AUSTRALIAN GAAP

	Quarter ended 31 March 2002	
	A$ Million	US$ Million
Revenue from ordinary activities		
Sales	7 238	3 750
Other revenue	296	153
	7 534	3 903
Profit from ordinary activitites before depreciation, amortisation and borrowing costs	2 211	1 146
Deduct: Depreciation and amortisation	835	433
Borrowing costs	194	101
Profit from ordinary activities before tax	1 182	612
Deduct: Tax expense attributable to ordinary activities	396	205
Net profit	786	407
Outside equity interests in net profit	(22)	(11)
Net profit attributable to members of combined BHP Billiton Group	**764**	**396**
Basic earnings per ordinary share (cents)	12.7	6.5

Basis of Preparation

The results of the BHP Billiton Group, comprising the BHP Billiton Limited Group and the BHP Billiton Plc Group, for the quarter ended 31 March 2002 have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission (ASIC). Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to consummation of the DLC merger on 29 June 2001.

With effect from 1 July 2001, the majority of the BHP Billiton Limited Group's businesses changed to US dollars, the functional currency of the combined BHP Billiton Group. This is consistent with the BHP Billiton Plc Group and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Limited Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2001.

The results are unaudited.

02 MAY 16 AM 10:

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 2 May 2002

Number 26/02

BHP BILLITON ANNOUNCES BOARD, SENIOR MANAGEMENT AND CORPORATE GOVERNANCE CHANGES MARKING END OF MERGER TRANSITION

BHP Billiton Chairman Don Argus today announced a number of decisions affecting Board, senior management and Corporate Governance issues that mark the end of the transition associated with the merger of BHP and Billiton and position the Group for the future.

Chief Executive Officer

Brian Gilbertson will assume responsibilities as Chief Executive Officer and Managing Director from the beginning of the new fiscal year, on 1 July 2002. Paul Anderson will retire from his executive position on 1 July 2002 but will remain on the Board of both BHP Billiton Limited and BHP Billiton plc until the completion of the Annual General Meetings on 25 October (Melbourne) and 4 November (London).

Mr Argus noted that Mr Gilbertson was the former Executive Chairman of Billiton plc and very much the architect of that Company's success. He said: "Brian and Paul have worked together since the merger to integrate the companies and to effect a smooth transition of management responsibility. That process has been an outstanding success and owes much to the commitment and professionalism of both executives."

In announcing the Chief Executive Officer succession, Mr Argus welcomed the opportunity to work with Mr Gilbertson in his expanded role and paid tribute to the excellent contribution Mr Anderson had made in repositioning the former BHP, and restoring shareholder value.

Board of Directors

A number of changes will also be made to the Board of Directors.

At the time of the merger the Board made a commitment to reduce its size. Duplication of industry experience and geographical representation, length of service and the retirement provisions of the Articles of Association and Constitution of the respective Companies were all factors taken into account by the Board in deciding the best composition going forward.

It is intended that the new Board should comprise twelve directors, made up of nine non-executive and three executive directors. To achieve this outcome, Messrs Ben Alberts, John Conde, Derek Keys and Barry Romeril will retire from the Board at the end of June. Messrs

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand london
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia

John Jackson and John Ralph will retire at the next annual general meeting when a new non-executive director has or will have been appointed. An external recruitment firm has been appointed, and the selection process formalised. An announcement on a new executive director to fill the vacancy created by Mr Anderson's retirement from the Board will be made in due course.

All of the retiring directors have served BHP, Billiton and more recently BHP Billiton with distinction – some over many years. Mr Argus thanked the retiring directors for their professionalism and assistance in recomposing the Board and also thanked them for their service to the Company and its shareholders. He said: "The creation of BHP Billiton would not have been possible without the vision and support of every member of the Board. We owe a debt of gratitude to those retiring directors and wish them well for the future."

Non-Executive Director Remuneration

Also foreshadowed at the time of the merger were revised remuneration arrangements for non-executive directors. Shareholders approved the sum of money available for the payments of fees in May 2001.

The Company, with the benefit of external advisers, has now conducted a comprehensive review of an appropriate level of fees. The new arrangements reflect a number of things. Firstly, the more onerous legal and compliance obligations placed on directors as they are directors of both BHP Billiton Limited and BHP Billiton Plc with listings on the Stock Exchanges of Australia, London, Johannesburg, Paris, New York, Wellington, Frankfurt and Zurich.

Second, the revised policy reflects the extensive travel required, not only to attend meetings of the Board but also to review company assets. The travel burden does not fall equally on all directors and accordingly the fee structure has been designed with this in mind.

The new fee structure is as follows:

- A new base fee of US$60,000 per annum;
- An additional fee of US$1,000 for each board meeting attended;
- Travel allowances of US$1,000 for travel that is more than 3 hours but less than 12, and US$2,500 for travel greater than 12 hours. No allowance will be paid for travel that is less than 3 hours.

Chairs of Committees will also be paid a fee of US$7,500 per annum. This reflects the additional duties performed by Committee Chairs. No additional fees will be paid to members of Committees.

The Chairman will continue to be paid at four times the base fee for non-executive directors. He will not receive any additional fees for chairing a Committee, or any meeting attendance fees.

To reflect the enhanced responsibilities of the Senior Independent Director (the Deputy Chairman) an annual fee of US$150,000 will be paid. As in the case of the Chairman, no additional meeting fees or fees for chairing Committees will be paid.

Retirement Plan

Directors have agreed to phase out the Retirement Plan that was approved by BHP shareholders in 1989. The Plan was closed to new entrants at the time of the merger.

In addition to the Board's decision to close the Plan to new entrants, participating directors have agreed to limit the quantum of benefits that will accrue under the Plan while existing contracts exist. While the Plan allows for accruals to be made on the basis of fees paid, directors have agreed to base accruals on the old remuneration level (of A$110,000 for non-executive directors) with percentage increases limited to the same percentage increases that might occur in the new fee level, if any such increases were to occur.

Following the retirement of directors already announced, the Plan will have only four remaining participants and will be eliminated entirely when those participants retire from the Board.

****

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956 Mobile: +44 7769 934 942
email: Mark.T.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 3 May 2002

Number 28/02

BHP BILLITON ANNOUNCES EXTERNAL AUDITORS

At the time of the merger, BHP Billiton announced it would put its external audit to tender and would confine the tendering parties to those of its current auditors – KPMG and PricewaterhouseCoopers (previously joint auditors for Billiton) and Andersen (previously BHP's auditor).

The Board today announced the appointment of KPMG and PricewaterhouseCoopers as joint auditors from the commencement of the 2003 financial year.

The Risk Management & Audit Committee of the Company will work with all three existing auditors to ensure a smooth transition from Andersen. Membership of that Committee will, along with all other Committees of the Board, be reconstituted following the re-structure of the Board that was announced yesterday. Details of Committee membership will be announced at a later time.

In announcing the appointment of the auditors the Board reiterated current company policy relating to the performance of non-audit work by the statutory audit firms. The policy was implemented in 2001. Non-audit work is prohibited where independence may be compromised or conflicts arise.

The Board expressed its appreciation to Andersen for that firm's commitment and service to BHP and its shareholders over more than 60 years.

***

Further information can be found on our Internet site: http://www.bhpbilliton.com.

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.T.Lidiard@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia
Tel +61 3 9609 3333 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London
WC2N 5HA United Kingdom
Tel +44 20 7747 3800 Fax +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia